As filed with the Securities and Exchange Commission on January 27, 2010
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ViaSat, Inc.
(Exact name of registrant as specified in its charter)

Delaware	33-0174996
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)
6155 El Camino Real
Carlsbad, California 92009
(760) 476-2200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Agent for Service:	Copies to:

Keven K. Lippert	Craig M. Garner
ViaSat, Inc.	Latham & Watkins LLP
6155 El Camino Real	12636 High Bluff Drive, Suite 400
Carlsbad, California 92009	San Diego, California 92130
(760) 476-2200	(858) 523-5400

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed Maximum
	Amount	Maximum	Aggregate	Amount of
Title of Securities	to be	Offering Price	Offering	Registration
to be Registered	Registered	Per Share (1)	Price (1)	Fee
Common Stock, par value $0.0001 per share	4,034,519	$27.99	$112,926,186.81	$8,051.64

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low reported sales prices on the Nasdaq Global Select Market on January 25, 2010.

PROSPECTUS
ViaSat, Inc.
4,034,519 Shares of Common Stock

     This prospectus relates to the offer and sale of up to 4,034,519 shares of our common stock by the selling stockholders identified in this prospectus. The shares offered by the selling stockholders in this prospectus were originally issued by us to the selling stockholders in connection with our acquisition of all of the outstanding capital stock of WildBlue Holding, Inc. (WildBlue) under the terms of an agreement and plan of merger dated as of September 30, 2009. The selling stockholders may offer and sell from time to time all or any portion of such shares in amounts and on terms to be determined at the time of sale. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.
     Our common stock is listed on the Nasdaq Global Select Market under the symbol “VSAT.” On January 26, 2010, the last reported sale price of our common stock on the Nasdaq Global Select Market was $27.76 per share.
     Before investing in shares of our common stock, please refer to the section in this prospectus entitled “Risk Factors” beginning on page 3.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is January 27, 2010.

     You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

     Whenever we refer to “ViaSat,” “we,” “our” or “us” in this prospectus, we mean ViaSat, Inc. and its consolidated subsidiaries, unless the context suggests otherwise. When we refer to “you” or “yours,” we mean the persons to whom offers are made hereunder. Our fiscal year is the 52 or 53 weeks ending on the Friday closest to March 31 of the specified year. For example, references to fiscal year 2009 refer to the fiscal year ended April 3, 2009.
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PROSPECTUS SUMMARY
     This summary highlights selected information from this prospectus and does not contain all of the information that you should consider before buying shares in this offering. You should read the entire prospectus carefully, especially “Risk Factors” and the financial statements incorporated by reference herein, before deciding to invest in shares of our common stock.
Our Company
     We are a leading provider of advanced satellite and wireless communications and secure networking systems, products and services. We have leveraged our success developing complex satellite communication systems and equipment for the U.S. government and select commercial customers to develop end-to-end satellite network solutions for a wide array of applications and customers. Our product and systems offerings are often linked through common underlying technologies, customer applications and market relationships. We believe that our portfolio of products, combined with our ability to effectively cross-deploy technologies between government and commercial segments and across different geographic markets, provides us with a strong foundation to sustain and enhance our leadership in advanced communications and networking technologies. Our customers, including the U.S. government, leading aerospace and defense prime contractors, network integrators and communications service providers, rely on our solutions to meet their complex communications and networking requirements. In addition, following our recent acquisition of WildBlue, we are a leading provider of satellite broadband internet services in the United States.
     We conduct our business through three segments: government systems, commercial networks and satellite services. These segments represented approximately 62%, 37% and 1%, respectively, of our consolidated fiscal year 2009 revenues. With effect from the third quarter of fiscal year 2010, our satellite services segment will also include our WildBlue business, and as a result, we expect that our segment revenue mix will change.
     Government systems. Our government systems segment develops and produces network-centric internet protocol (IP)-based secure government communications systems, products and solutions, which are designed to enable the collection and dissemination of secure real-time digital information between command centers, communications nodes and air defense systems. Customers of our government systems segment include tactical armed forces, public safety first-responders and remote government employees.
     Commercial networks. Our commercial networks segment develops and produces a variety of advanced end-to-end satellite communication systems and ground networking equipment and products that address five key market segments: enterprise, consumer, in-flight, maritime and ground mobile applications. These communication systems, networking equipment and products are generally developed through a combination of customer and discretionary internal research and development funding.
     Satellite services. Our satellite services segment complements our commercial networks segment by providing managed network services for the satellite communication systems of our enterprise and mobile broadband customers. In addition, our recently acquired WildBlue business provides wholesale and retail satellite-based broadband internet services in the United States via our WildBlue-1 satellite and Telesat Canada’s (Telesat’s) Anik F2 satellite. In 2008, we began construction of a high-capacity Ka-band spot-beam satellite, ViaSat-1, which is planned for launch in early 2011. Commencing in 2011, we expect this segment to also include wholesale broadband services utilizing ViaSat-1.
     Our financial performance benefits from the stability of long-term contracts and the high visibility afforded through our funded backlog, which as of October 2, 2009 was $495.2 million. In addition, we possess sufficient scale to compete for major government and commercial contracts and benefit from R&D expenditures which are predominantly funded by our customers. We generated revenues of $628.2 million and net income of $38.3 million in fiscal year 2009.
Corporate Information
     We were incorporated in California in 1986 and reincorporated in Delaware in 1996. Our principal executive offices are located at 6155 El Camino Real, Carlsbad, California 92009, and our telephone number is (760) 476-2200.

The Offering

Common stock offered by the selling stockholders	4,034,519 shares

Common stock outstanding before the offering	36,314,406 shares

Common stock outstanding after the offering	36,314,406 shares

Use of proceeds	We will not receive any proceeds from this offering.

Registration Rights	We have agreed to keep the registration statement of which this prospectus is a part effective until the earlier of (1) the date on which the shares registered on this registration statement have been sold pursuant to this registration statement or Rule 144 under the Securities Act of 1933, as amended (Securities Act), and (2) the two-year anniversary of the effective date of this registration statement, subject to extension under certain circumstances.

Trading	Our common stock is listed for trading on the Nasdaq Global Select Market under the symbol “VSAT.”

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in our common stock.
     The outstanding share information shown above is based on our shares outstanding as of January 25, 2010, and this information excludes:
•	5,008,394 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price of $20.89;
•	1,296,058 shares of common stock reserved for issuance upon the vesting of restricted stock unit awards;
•	an aggregate of 479,872 shares of common stock available for future issuance under the 1996 Equity Participation Plan of ViaSat, Inc.; and
•	an aggregate of 699,086 shares of common stock available for future issuance under the ViaSat, Inc. Employee Stock Purchase Plan.

RISK FACTORS
     An investment in the common stock offered by this prospectus involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risks before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline. You should also refer to the other information set forth in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (SEC), including our financial statements and the related notes, as well as our other filings with the SEC.
Risks Related to Our Business and Industry
Owning and Operating Satellites Involve Considerable Risks
     In December 2009, we acquired WildBlue and as a result of such acquisition we now own and operate WildBlue’s Ka-band satellite (WildBlue-1) and hold an exclusive lifetime lease of Ka-band capacity on Telesat’s Anik F2 satellite in the contiguous United States. In January 2008, we executed an agreement to purchase ViaSat-1, our new high-capacity broadband satellite. We currently plan to launch ViaSat-1 in early 2011 and introduce service on this satellite later in 2011. We may acquire or use one or more additional satellites in the future. We also plan to develop next generation broadband ground infrastructure and terminals for use with these satellites. If we are unable to continue to operate WildBlue-1, or have manufactured or successfully launch a satellite in a timely manner or at all, as a result of any of the following risks or otherwise, we may be unable to realize the anticipated benefits from our satellite and associated services business, and our business, financial condition and results of operations could be materially adversely affected:
• Business Plan. We may be unsuccessful in implementing our business plan for the WildBlue business and our satellite services segment as a whole, or we may not be able to achieve the revenue that we expect from our satellite services segment. A failure to attract a sufficient number of distributors or customers would result in lower revenues than anticipated.
• In-Orbit Risks. The existing satellites supporting our WildBlue business are, and any future satellite we acquire will be, subject to potential satellite failures or performance degradations. Satellites are subject to in-orbit risks including malfunctions, commonly referred to as anomalies, interference from electrostatic storms, and collisions with meteoroids, decommissioned spacecraft or other space debris. Anomalies occur as a result of various factors, such as satellite manufacturing errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space. To the extent there is an anomaly or other in-orbit failure with respect to WildBlue-1, Anik F2, ViaSat-1 or any other satellite we may acquire or use, this could have a material adverse effect on our operations and our relationships with current customers and distributors, and we may not have or be able to finance or procure a replacement satellite or backup transponder capacity on reasonable economic terms or at all.
• Cost and Schedule Risks. The cost of completing satellites and developing the associated next generation SurfBeam 2® ground infrastructure may be more than we anticipated and there may be delays in completing satellites and SurfBeam 2 infrastructure within the expected timeframe. We may be required to spend in excess of our current forecast for the completion, launch and launch insurance of ViaSat-1, or for the development associated with the SurfBeam 2 equipment. The construction and launch of satellites are often subject to delays, including satellite and launch vehicle construction delays, cost overruns, periodic unavailability of reliable launch opportunities and delays in obtaining regulatory approvals. If the satellite construction schedule is not met, there may be even further delays because there can be no assurance that a launch opportunity will be available at the time the satellite is ready to be launched, and we may not be able to obtain or maintain regulatory authority or International Telecommunication Union (ITU) priority necessary to implement the satellite as proposed.

• Launch Risks. There are risks associated with the launch of satellites, including launch failure, damage or destruction during launch and improper orbital placement. Launch vehicles may under-perform, in which case the satellite may still be placed into service by using its onboard propulsion systems to reach the desired orbital location, resulting in a reduction in its service life. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take up to 36 months, and obtain other launch opportunities. The overall historical loss rate in the satellite industry for all launches of commercial satellites in fixed orbits in the last five years is estimated by some industry participants to be approximately 10% but could at any time be higher.
• Satellite Life. Our ability to earn revenue depends on the usefulness of WildBlue-1, ViaSat-1, Anik F2 and any other satellite we may acquire in the future. Each satellite has a limited useful life. The period of time during which a satellite is expected to function in accordance with its specifications is referred to as such satellite’s design life. The design life of ViaSat-1 is 15 years from launch. The design life of WildBlue-1 was 12 years from launch, ending in 2018, and the design life of Telesat’s Anik F2 satellite was 15 years from launch, ending in 2019. A number of factors affect the useful lives of the satellites, including, among other things, the quality of their design and construction, the durability of their component parts and back-up units, the ability to continue to maintain proper orbit and control over the satellite’s functions, the efficiency of the launch vehicle used, the remaining on-board fuel following orbit insertion, the occurrence of any anomaly or series of anomalies affecting the satellite, and the launch risks and in-orbit risks described above. There can be no assurance that the actual useful life of ViaSat-1, WildBlue-1, Anik F2 or any other satellite that we may acquire will equal its design life. In addition, continued improvements in satellite technology may make obsolete ViaSat-1 or any other satellite we may acquire prior to the end of its life.
• Insurance Risks. We currently hold in-orbit insurance for WildBlue-1 and Anik F2, and intend to seek launch and in-orbit insurance for ViaSat-1 and for any other satellite we may acquire, but we may not be able to obtain insurance, or renew existing insurance, on reasonable economic terms or at all. If we are able to obtain or renew our insurance, it will contain customary exclusions and will not likely cover the full cost of constructing and launching or replacing the satellites, nor will it cover business interruptions or similar losses. In addition, the occurrence of any anomalies on other satellites, including other Ka-band satellites, or any failures of a satellite using similar components or failures of a similar launch vehicle to the launch vehicle we expect to use to launch ViaSat-1, may materially adversely affect our ability to insure the satellites at commercially reasonable premiums, if at all.
• Joint Venture Risks. We may own or operate future satellites through joint ventures which we do not control. If we were to enter into any such joint venture, we would be exposed to certain risks and uncertainties, including the risk of the joint venture or applicable entity failing to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments, challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and our partners and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. In addition, our operating results would be affected by the performance of businesses over which we do not exercise unilateral control and, if any other members of such joint venture were to file for bankruptcy or otherwise fail to perform its obligations or to manage the joint venture effectively, this could cause us to lose our investment in any such joint venture entity.
We May be Unable to Obtain or Maintain Required Authorizations or Contractual Arrangements
     Governmental authorizations are required in connection with the products and services that we provide. In order to maintain these authorizations, compliance with specific conditions of those authorizations, certain laws and regulations, and the payment of annual regulatory fees may be required. Failure to comply with such requirements, or comply in a timely manner, could lead to the loss of such authorizations and could have a material adverse impact on our business, financial condition or results of operations. We currently hold authorizations to, among other things, operate various satellite earth stations, including but not limited to user terminals, “gateway” facilities, and network hubs. While we anticipate that these licenses will be renewed in the ordinary course, or replaced by licenses covering more advanced facilities, we can provide no assurance that this will be the case. The inability to timely obtain required authorizations for future operations could delay or preclude our provision of new products and services. Further, changes to the regulations under which we operate could adversely affect our ability to obtain or maintain authorizations. Either circumstance could have a material adverse impact on our business.

     Our operations also rely upon authorizations held by other entities, with which we have contractual arrangements. The failure of those entities to maintain their respective authorizations, or the termination or expiration of our contractual arrangements with those entities, could have a material adverse impact on our business. For example, in order to provide our WildBlue service, we use Ka-band capacity on the Anik F2 satellite under an agreement with Telesat Canada, and we may do so until the end of the useful life of that satellite. Telesat operates that satellite under authority granted to it by the government of Canada. We also currently use the WildBlue-1 satellite, which we own, and which is co-located with Anik F2 under authority granted to Telesat by the government of Canada, and pursuant to an agreement we have with Telesat Canada that expires upon the end of the useful life of Anik F2. While the end of useful life of Anik F2 is not expected to occur before 2019, there can be no assurance that will be the case. We also intend to use our ViaSat-1 satellite, which is expected to be launched in 2011, to provide WildBlue service. That satellite will operate under authority granted to ManSat Limited by the governments of the Isle of Man and the United Kingdom, and pursuant to contractual arrangements we have with ManSat Limited that extend past the expected useful life of ViaSat-1. The failure of Telesat Canada or ManSat Limited to maintain their respective authorizations, or the termination or expiration of our contractual arrangements with those entities (including as a result of the premature end of life of Anik F2), could require us to seek alternative satellite capacity for our customers, which may not be available, or which may require the costly and time-consuming process of repointing the antennas of our customers.
Our Operating Results Are Difficult to Predict and the Market Price of Our Common Stock May Be Volatile
     Our operating results have varied significantly from quarter to quarter in the past and may continue to do so in the future. The factors that cause our quarter-to-quarter operating results to be unpredictable include:
• a complex and lengthy procurement process for most of our customers or potential customers;
• changes in the levels of research and development spending, including the effects of associated tax credits;
• cost overruns on fixed-price development contracts;
• the difficulty in estimating costs over the life of a contract, which may require adjustment in future periods;
• the timing, quantity and mix of products and services sold;
• price discounts given to some customers;
• market acceptance and the timing of availability of our new products;
• the timing of customer payments for significant contracts;
• one-time charges to operating income arising from items such as acquisition expenses, impairment of assets and write-offs of assets related to customer non-payments or obsolescence;
• the failure to receive an expected order or a deferral of an order to a later period; and
• general economic and political conditions.
     Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business, results of operations and financial condition that could adversely affect our stock price. In addition, it is likely that in one or more future quarters our results may fall below the expectations of analysts and investors, which would likely cause our stock price to decrease.
Our Reliance on U.S. Government Contracts Exposes Us to Significant Risks
     Our government systems segment revenues were approximately 62% of our revenues in fiscal year 2009, 56% of our revenues in fiscal year 2008 and 54% of our revenues in fiscal year 2007, and were derived from U.S. government applications. Therefore, any significant disruption or deterioration of our relationship with the U.S. government would significantly reduce our revenue. U.S. government business exposes us to various risks, including:
• unexpected contract or project terminations or suspensions;
• unpredictable order placements, reductions or cancellations;

• reductions in government funds available for our projects due to government policy changes, budget cuts and contract adjustments;
• the ability of competitors to protest contractual awards;
• penalties arising from post-award contract audits;
• the reduction in the value of our contracts as a result of the routine audit and investigation of our costs by U.S. government agencies;
• higher-than-expected final costs, particularly relating to software and hardware development, for work performed under contracts where we commit to specified deliveries for a fixed price;
• limited profitability from cost-reimbursement contracts under which the amount of profit is limited to a specified amount;
• unpredictable cash collections of unbilled receivables that may be subject to acceptance of contract deliverables by the customer and contract close-out procedures, including government approval of final indirect rates;
• competition with programs managed by other government contractors for limited resources and for uncertain levels of funding;
• changes in governmental procurement legislation and regulations and other policies which may reflect military and political developments;
• significant changes in contract scheduling or program structure, which generally result in delays or reductions in deliveries; and
• intense competition for available U.S. government business necessitating increases in time and investment for design and development.
     We must comply with and are affected by laws and regulations relating to the award, administration and performance of U.S. government contracts. Government contract laws and regulations affect how we do business with our customers and, in some instances, impose added costs on our business, including the establishment of compliance procedures. A violation of specific laws and regulations could result in the imposition of fines and penalties, the termination of our contracts or debarment from bidding on contracts.
     Our total funded backlog was $495.2 million at October 2, 2009. Substantially all of our U.S. government backlog scheduled for delivery can be terminated at the convenience of the U.S. government because our contracts with the U.S. government typically provide that orders may be terminated with limited or no penalties. If we are unable to address any of the risks described above, or if we were to lose all or a substantial portion of our sales to the U.S. government, it could materially harm our business and impair the value of our common stock.
     The funding of U.S. government programs is subject to congressional appropriations. Congress generally appropriates funds on a fiscal year basis even though a program may extend over several fiscal years. Consequently, programs are often only partially funded initially and additional funds are committed only as Congress makes further appropriations. In the event that appropriations for one of our programs become unavailable, or are reduced or delayed, our contract or subcontract under such program may be terminated or adjusted by the government, which could have a negative impact on our future sales under such contract or subcontract. From time to time, when a formal appropriation bill has not been signed into law before the end of the U.S. government’s fiscal year, Congress may pass a continuing resolution that authorizes agencies of the U.S. government to continue to operate, generally at the same funding levels from the prior year, but does not authorize new spending initiatives, during a certain period. During such period (or until the regular appropriation bills are passed), delays can occur in procurement of products and services due to lack of funding, and such delays can affect our results of operations during the period of delay.

Our Business Could Be Adversely Affected by a Negative Audit by the U.S. Government
     As a government contractor, we are subject to routine audits and investigations by the U.S. government agencies such as the Defense Contracting Management Agency (DCMA) and the Defense Contract Audit Agency (DCAA). These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of and a contractor’s compliance with its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed or must be refunded if already reimbursed. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspension, or prohibition from doing business with the U.S. government. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us.
The Recent Global Business Environment Could Negatively Affect Our Business, Results of Operations and Financial Condition
     Our business and operating results have been and will continue to be affected by worldwide economic conditions. The banking system and financial markets have been experiencing unprecedented levels of volatility and disruption. The possibility that certain financial institutions may go out of business has resulted in a tightening of the credit markets, lower levels of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. This market turmoil and the recent disruptions in the credit markets have led to reduced levels of capital expenditures, an increase in commercial and consumer delinquencies, rising unemployment, declining consumer and business confidence, bankruptcies and a widespread reduction of business activity generally. These conditions, combined with continued concerns about the systemic impact of potential long-term and widespread economic recession, volatile energy costs, geopolitical issues, unstable housing and mortgage markets, labor and healthcare costs, and other macroeconomic factors affecting spending behavior have contributed to diminished expectations for the U.S. and global economy.
     A continued economic downturn and market turbulence may materially adversely affect our business and financial performance in a number of ways. As a result of slowing global economic growth, our customers may experience deterioration of their businesses, cash flow shortages, difficulty obtaining financing or insolvency. Uncertainty about current global economic conditions poses a risk as existing or potential customers may reduce or postpone spending in response to tighter credit, negative financial news or declines in income or asset values, which could have a material negative effect on the demand for our products and services. In addition, a continued economic downturn and tight credit conditions may adversely impact our vendors, which may impact their ability to fulfill their obligations to us. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of our products, customer insolvencies and failure of derivative counterparties and other financial institutions negatively impacting our treasury operations. If the global economic slowdown continues for a significant period or there is significant further deterioration in the U.S. or global economy, our results of operations, financial position and cash flows could be materially adversely affected.
     In addition, general economic conditions have significantly affected the ability of many companies to raise additional funding in the capital markets. For example, U.S. credit markets have experienced significant dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive and resulting in the general unavailability of many forms of debt financing. Continued uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing indebtedness in the future on favorable terms or at all. These general economic conditions have also adversely affected the trading prices of equity securities of many U.S. companies, including ViaSat, and could significantly limit our ability to raise additional capital through the issuance of common stock, preferred stock or other equity securities. If we require additional capital to fund any activities we elect to pursue in addition to our current business expansion efforts and were unable to obtain such capital on terms that we found acceptable or at all, we would likely reduce our investments in such activities or re-direct capital otherwise available for our business expansion efforts. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition and results of operations.

A Significant Portion of Our Revenues Is Derived from a Few of Our Contracts
     A small number of our contracts account for a significant percentage of our revenues. Our largest revenue producing contracts are related to our tactical data links products, including our Multifunctional Information Distribution System (MIDS) terminals, which generated approximately 21% of our revenues in fiscal year 2009, 24% of our revenues in fiscal year 2008 and 23% of our revenues in fiscal year 2007. Our five largest contracts generated approximately 35% of our revenues in fiscal year 2009, 44% of our revenues in fiscal year 2008 and 46% of our revenues in fiscal year 2007. Further, we derived approximately 6% of our revenues in fiscal year 2009, 7% of our revenues in fiscal year 2008 and 15% of our revenues in fiscal year 2007 from sales of enterprise communications networks. The failure of these customers to place additional orders or to maintain these contracts with us for any reason, including any downturn in their business or financial condition or our inability to renew our contracts with these customers or obtain new contracts when they expire, could materially harm our business and impair the value of our common stock. WildBlue, which we acquired in December 2009, generated approximately 8% of our revenues in fiscal year 2009 in its capacity as our customer.
     A number of our commercial customers have in the past, and may in the future, experience financial difficulties. Many of our commercial customers face risks that are similar to those we encounter, including risks associated with market growth, product defects, acceptance by the market of products and services, and the ability to obtain sufficient capital. Further, many of our customers that provide satellite-based services (including Telesat, Intelsat, Thaicom and Eutelsat) could be materially affected by a satellite failure as well as by partial satellite failure, satellite performance degradation, satellite manufacturing errors and other failures resulting from operating satellites in the harsh environment of space. We cannot assure you that our customers will be successful in managing these risks. If our customers do not successfully manage these types of risks, it could impair our ability to generate revenues and collect amounts due from these customers and materially harm our business. Major communications infrastructure programs, such as proposed satellite communications systems, are important sources of our current and planned future revenues. We also participate in a number of defense programs. Programs of these types often cannot proceed unless the customer can raise substantial funds from either governmental or private sources. As a result, our expected revenues can be adversely affected by political developments or by conditions in private and public capital markets. They can also be adversely affected if capital markets are not receptive to a customer’s proposed business plans.
Our Development Contracts May Be Difficult for Us to Comply with and May Expose Us to Third-Party Claims for Damages
     We are often party to government and commercial contracts involving the development of new products. We derived approximately 20% of our revenues in both fiscal years 2009 and 2008, and 24% of our revenues in fiscal year 2007 from these development contracts. These contracts typically contain strict performance obligations and project milestones. We cannot assure you we will comply with these performance obligations or meet these project milestones in the future. If we are unable to comply with these performance obligations or meet these milestones, our customers may terminate these contracts and, under some circumstances, recover damages or other penalties from us. We are not currently, nor have we always been, in compliance with all outstanding performance obligations and project milestones in our contracts. We cannot assure you that the other parties to any such contract will not terminate the contract or seek damages from us. If other parties elect to terminate their contracts or seek damages from us, it could materially harm our business and impair the value of our common stock.
Our Success Depends on the Investment in and Development of New Satellite and Wireless Communications and Secure Networking Products and Our Ability to Gain Acceptance of these Products
     The wireless and satellite communications and secure networking markets are subject to rapid technological change, frequent new and enhanced product introductions, product obsolescence and changes in user requirements. Our ability to compete successfully in these markets depends on our success in applying our expertise and technology to existing and emerging satellite and wireless communications and secure networking markets, as well as our ability to successfully develop, introduce and sell new products and enhancements on a timely and cost-effective basis that respond to ever-changing customer requirements, which depends on several factors, including:
• our ability to enhance our offerings by adding innovative features that differentiate our offerings from those of our competitors;
• successful integration of various elements of our complex technologies and system architectures;
• timely completion and introduction of new product designs;

• achievement of acceptable product costs;
• timely and efficient implementation of our manufacturing and assembly processes and cost reduction efforts;
• establishment of close working relationships with major customers for the design of their new wireless communications systems incorporating our products;
• development of competitive products and technologies by competitors;
• marketing and pricing strategies of our competitors with respect to competitive products; and
• market acceptance of our new products.
     We cannot assure you our product or technology development efforts for communications products will be successful or any new products and technologies we develop, will achieve sufficient market acceptance. We may experience difficulties that could delay or prevent us from successfully selecting, developing, manufacturing or marketing new products or enhancements and these efforts could divert our attention and resources from other projects, and we cannot be sure that such efforts and expenditures will ultimately lead to the timely development of new offerings and technologies. Due to the design complexity of our products, we may in the future experience delays in completing the development and introduction of new products. Any delays could result in increased costs of development or deflect resources from other projects. In addition, defects may be found in our products after we begin deliveries that could result in the delay or loss of market acceptance. If we are unable to design, manufacture, integrate and market profitable new products for existing or emerging communications markets, it could materially harm our business, financial condition and results of operations, and impair the value of our common stock.
     In addition, we believe that significant investments in next generation broadband satellites and associated infrastructure will be required for satellite-based technologies to compete more effectively with terrestrial-based technologies in the consumer and enterprise markets. We are constantly evaluating the opportunities and investments related to the development of these next generation broadband systems. In the event we determine to make a significant investment in the development of such next generation systems, it may require us to undertake debt financing and/or the issuance of additional equity, which could expose us to increased risks and impair the value of our common stock. In addition, if we are unable to effectively or profitably design, manufacture, integrate and market such next generation technologies, it could materially harm our business, financial condition and results of operations, and impair the value of our common stock.
Because Our Products Are Complex and Are Deployed in Complex Environments, Our Products May Have Defects that We Discover Only After Full Deployment, which Could Seriously Harm Our Business
     We produce highly complex products that incorporate leading-edge technology, including both hardware and software. Software typically contains defects or programming flaws that can unexpectedly interfere with expected operations. In addition, our products are complex and are designed to be deployed across complex networks. Because of the nature of these products, there is no assurance that our pre-shipment testing programs will be adequate to detect all defects. As a result, our customers may discover errors or defects in our hardware or software or our products may not operate as expected after they have been fully deployed. If we are unable to cure a product defect, we could experience damage to our reputation, reduced customer satisfaction, loss of existing customers and failure to attract new customers, failure to achieve market acceptance, cancellation of orders, loss of revenue, reduction in backlog and market share, increased service and warranty costs, diversion of development resources, legal actions by our customers, product returns or recalls, issuance of credit to customers and increased insurance costs. Defects, integration issues or other performance problems in our products could also result in financial or other damages to our customers. Our customers could seek damages for related losses from us, which could seriously harm our business, financial condition and results of operations. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly. The occurrence of any of these problems would seriously harm our business, financial condition and results of operations.

We May Experience Losses from Our Fixed-Price Contracts
     Approximately 86% of our revenues in both fiscal years 2009 and 2008, and 84% of our revenues in fiscal year 2007 were derived from government and commercial contracts with fixed prices. These contracts allow us to benefit from cost savings, but they carry the risk of potential cost overruns because we assume all of the cost burden. We assume greater financial risk on fixed-price contracts than on other types of contracts because if we do not anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract, it may significantly reduce our net profit or cause a loss on the contract. In the past, we have experienced significant cost overruns and losses on fixed-price contracts. Because many of these contracts involve new technologies and applications and can last for years, unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, problems with our suppliers and cost overruns, can result in the contractual price becoming less favorable or even unprofitable to us over time. Furthermore, if we do not meet contract deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. We believe a high percentage of our contracts will be at fixed prices in the future. Although we attempt to accurately estimate costs for fixed-price contracts, we cannot assure you our estimates will be adequate or that substantial losses on fixed-price contracts will not occur in the future. If we are unable to address any of the risks described above, it could materially harm our business, financial condition and results of operations, and impair the value of our common stock.
Our Reliance on a Limited Number of Third Parties to Manufacture and Supply Our Products and the Components Contained therein Exposes Us to Various Risks
     Our internal manufacturing capacity is limited and we do not intend to expand our capability in the foreseeable future. We rely on a limited number of contract manufacturers to produce our products and expect to rely increasingly on these manufacturers in the future. In addition, some components, subassemblies and services necessary for the manufacture of our products are obtained from a sole source supplier or a limited group of suppliers.
     Our reliance on contract manufacturers and on sole source suppliers or a limited group of suppliers involves several risks. We may not be able to obtain an adequate supply of required components, and our control over the price, timely delivery, reliability and quality of finished products may be reduced. The process of manufacturing our products and some of our components and subassemblies is extremely complex. We have in the past experienced and may in the future experience delays in the delivery of and quality problems with products and components and subassemblies from vendors. Some of the suppliers we rely upon have relatively limited financial and other resources. Some of our vendors have manufacturing facilities in areas that may be prone to natural disasters and other natural occurrences that may affect their ability to perform and deliver under our contract. If we are not able to obtain timely deliveries of components and subassemblies of acceptable quality or if we are otherwise required to seek alternative sources of supply or to substitute alternative technology, or to manufacture our finished products or components and subassemblies internally, our ability to satisfactorily and timely complete our customer obligations could be negatively impacted which could result in reduced sales, termination of contracts and damage to our reputation and relationships with our customers. This failure could also result in a customer terminating our contract for default. A default termination could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders. In addition, a delay in our ability to obtain components and equipment parts from our suppliers may affect our ability to meet our customers’ needs and may have an adverse effect upon our profitability.
Satellite Failures or Degradations in Satellite Performance Could Affect Our Business, Financial Condition and Results of Operations
     We utilize capacity on our WildBlue-1 satellite and Telesat’s Anik F2 satellite to support our WildBlue® service. Satellites are subject to in-orbit risks including malfunctions, commonly referred to as anomalies, interference from electrostatic storms, and collisions with meteoroids, decommissioned spacecraft or other space debris. Anomalies occur as a result of various factors, such as satellite manufacturing errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space. If any of the foregoing were to occur on either WildBlue-1 or Anik F2, this could have a material adverse effect on our operations, our ability to generate revenues in our satellite services segment, and our relationships with current customers and distributors, as well as our ability to attract new customers for our satellite broadband services. Anomalies may also reduce the expected useful life of a satellite, thereby creating additional expenses due to the need to provide replacement or backup capacity and potentially reduce revenues if service is interrupted on the satellites we utilize. We may not be able to obtain backup transponder capacity or a replacement satellite on reasonable economic terms or at all. In addition, an increased frequency of anomalies could impact market acceptance of our services.

The Markets We Serve Are Highly Competitive and Our Competitors May Have Greater Resources than Us
     The wireless and satellite communications and secure networking industries are highly competitive and competition is increasing. In addition, because the markets in which we operate are constantly evolving and characterized by rapid technological change, it is difficult for us to predict whether, when and who may introduce new competing technologies, products or services into our markets. Currently, we face substantial competition from domestic and international wireless, satellite and terrestrial-based communications service providers in the commercial and government industries, including BAE Systems, General Dynamics, Gilat, Harris, Hughes Communications, iDirect Technologies, L-3 Communications and Rockwell Collins. Many of our competitors and potential competitors have significant competitive advantages, including strong customer relationships, more experience with regulatory compliance, greater financial and management resources, control over central communications networks and access to technologies not available to us. In addition, some of our customers continuously evaluate whether to develop and manufacture their own products and could elect to compete with us at any time. Our ability to compete may be adversely affected by limits on our capital resources and our ability to invest in maintaining and expanding our market share.
Any Failure to Successfully Integrate our WildBlue Acquisition and any future Strategic Acquisitions Could Adversely Affect Our Business
     Our future performance will depend in part on whether we can successfully integrate our recently acquired WildBlue business with our satellite services segment in an effective and efficient manner. Integrating our satellite services segment with the WildBlue business will be a complex, time-consuming and expensive process and involve a number of risks and uncertainties. In addition, in order to position ourselves to take advantage of growth opportunities, we have made, and may continue to make, other strategic acquisitions that involve significant risks and uncertainties. Such risks and uncertainties include:
• the difficulty in integrating the WildBlue business and any other newly acquired businesses and operations in an efficient and effective manner;
• the challenges in achieving strategic objectives, cost savings and other benefits expected from the WildBlue acquisition and any future acquisitions;
• the risk of diverting our resources and the attention of our senior management from the operations of our business;
• additional demands on management related to the increase in the size and scope of our company following the acquisition;
• the risk our markets do not evolve as anticipated and the technologies acquired do not prove to be those needed to be successful in those markets;
• difficulties in combining corporate cultures;
• difficulties in the assimilation and retention of key employees;
• difficulties in maintaining relationships with present and potential customers, distributors and suppliers of the acquired business;
• costs and expenses associated with any undisclosed or potential liabilities of WildBlue or any future acquired business;
• difficulties in converting the acquired business information systems to our systems;
• difficulties in the integration, assimilation, implementation or modification of platforms, systems, functions, technologies and infrastructure to support the combined business, as well as maintaining uniform standards, controls (including internal accounting controls), procedures and policies;
• the risks of entering markets in which we have less experience; and
• the risks of potential disputes concerning indemnities and other obligations that could result in substantial costs.

     Delays or unexpected difficulties or additional costs in the integration process could have a material adverse effect on our business, financial condition and results of operations. Even if we are able to integrate the WildBlue business or any future acquisition successfully, this integration may not result in the realization of the full benefits of synergies, cost savings, revenue enhancements, growth, operational efficiencies and other benefits that we expect. We cannot assure you that we will successfully integrate the WildBlue business or any future acquisition with our business or achieve the desired benefits from the WildBlue or any future acquisition within a reasonable period of time or at all.
     Furthermore, to complete future acquisitions we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could cause our earnings per share to decline. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses or the capital expenditures needed to develop such businesses. Mergers and acquisitions are inherently risky and subject to many factors outside of our control, and we cannot be certain that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition. We do not know whether we will be able to successfully integrate the businesses, products, technologies or personnel that we might acquire in the future or that any strategic investments we make will meet our financial or other investment objectives. Any failure to do so could seriously harm our business, financial condition and results of operations.
The WildBlue Business Has a History of Losses and May Continue to Experience Losses in the Future
     WildBlue experienced net losses of $28.2 million for the nine months ended September 30, 2009 and $80.6 million, $126.9 million and $115.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. We cannot assure you that the WildBlue business will generate net income in the future on a consistent basis or at all. We cannot estimate with any certainty whether demand for our broadband satellite services will be sufficient for us to maintain or increase the number of WildBlue subscribers. If the WildBlue business fails to achieve profitability, that failure could have a material adverse effect on our business, financial condition and results of operations.
Our Level of Indebtedness May Adversely Affect Our Ability to Operate Our Business, Remain in Compliance with Debt Covenants, React to Changes in Our Business or the Industry in which we Operate, or Prevent Us from Making Payments on Our Indebtedness
     As of October 2, 2009, we had $80.0 million in principal amount of outstanding borrowings under our revolving credit facility and $6.9 million outstanding under standby letters of credit. On October 22, 2009, we issued $275.0 million in aggregate principal amount of 8.875% senior notes due 2016. In order to complete our acquisition of WildBlue, our borrowings under our revolving credit facility increased to $140.0 million.
     This level of indebtedness could have important consequences for you. For example, it could:
• make it more difficult for us to satisfy our debt obligations;
• increase our vulnerability to general adverse economic and industry conditions;
• impair our ability to obtain additional debt or equity financing in the future for working capital, capital expenditures, product development, satellite construction, acquisitions or general corporate or other purposes;
• require us to dedicate a material portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flows to fund working capital needs, capital expenditures, product development, satellite construction, acquisitions and other general corporate purposes;
• limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
• place us at a disadvantage compared to our competitors that have less indebtedness; and
• limit our ability to adjust to changing market conditions.
     Any of these risks could materially impact our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition and results of operations.

We May Incur Additional Indebtedness, which Could Further Increase the Risks Associated with Our Leverage
     We may incur additional indebtedness in the future, which may include financing relating to ViaSat-1, other potential acquisitions, working capital, capital expenditures or general corporate purposes. If new indebtedness is added to our current level of indebtedness, the related risks that we now face could intensify. In April 2007, we filed an additional universal shelf registration statement with the SEC for the future sale of up to an additional $200.0 million of debt securities, common stock, preferred stock, depositary shares and warrants, bringing the aggregate available under our universal shelf registration statements to up to $400.0 million. The securities may be offered from time to time, separately or together, directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.
We May Not Be Able to Generate Sufficient Cash to Service All of Our Indebtedness and Fund Our Working Capital and Capital Expenditures, and May Be Forced to Take Other Actions to Satisfy Our Obligations under Our Indebtedness, which May Not Be Successful
     Our ability to make scheduled payments on our indebtedness will depend upon our future operating performance and on our ability to generate cash flow in the future, which is subject to general economic, financial, business, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings, including borrowings under our revolving credit facility, will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investment and capital expenditures or to dispose of material assets or operations, seek additional equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. If we cannot make scheduled payments on our debt, we will be in default and, as a result, the holders of our senior notes due 2016 and the lenders under our revolving credit facility could declare all outstanding principal and interest to be due and payable, the lenders under our revolving credit facility could terminate their commitments to loan money and foreclose against the assets securing the borrowings under our revolving credit facility, and we could be forced into bankruptcy or liquidation.
We May Be Unable to Refinance Our Indebtedness
     We may need to refinance all or a portion of our indebtedness before maturity, including indebtedness under the indenture governing our senior notes due 2016 and any indebtedness under our revolving credit facility. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.
Covenants in Our Debt Agreements Restrict Our Business and Could Limit Our Ability to Implement Our Business Plan
     Our revolving credit facility and the indenture governing our senior notes due 2016 contain covenants that may restrict our ability to implement our business plan, finance future operations, respond to changing business and economic conditions, secure additional financing, and engage in opportunistic transactions, such as strategic acquisitions. In addition, if we fail to satisfy the covenants contained in our revolving credit facility, our ability to borrow under our revolving credit facility may be restricted. Our revolving credit facility and the indenture governing our senior notes due 2016 include covenants restricting, among other things, our ability to do the following:
• incur, assume or guarantee additional indebtedness;
• issue redeemable stock and preferred stock;

• grant or incur liens;
• sell or otherwise dispose of assets, including capital stock of subsidiaries;
• make loans and investments;
• pay dividends, make distributions or redeem or repurchase capital stock;
• enter into transactions with affiliates;
• reduce our satellite insurance; and
• consolidate or merge with or into, or sell substantially all of our assets to, another person.
     The covenants in our revolving credit facility are generally more restrictive than the indenture governing our senior notes due 2016. In addition, our revolving credit facility requires us to comply with certain financial covenants, including a maximum senior secured leverage ratio, a maximum leverage ratio and minimum interest coverage ratio.
     If we default under our revolving credit facility or the indenture governing our senior notes due 2016 because of a covenant breach or otherwise, all outstanding amounts thereunder could become immediately due and payable. In the past we have violated our revolving credit facility covenants and received waivers for these violations. We cannot assure you that we will be able to comply with our financial or other covenants under our revolving credit facility or the indenture governing our senior notes due 2016 or that any covenant violations will be waived in the future. Any violation that is not waived could result in an event of default, permitting our lenders to declare outstanding indebtedness and interest thereon due and payable, and permitting the lenders under our revolving credit facility to suspend commitments to make any advance or to require any outstanding letters of credit to be collateralized by an interest bearing cash account, any or all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, if we fail to comply with our financial or other covenants under our revolving credit facility or the indenture governing our senior notes due 2016, we may need additional financing in order to service or extinguish our indebtedness. We may not be able to obtain financing or refinancing on terms acceptable to us, if at all. We cannot assure you that we would have sufficient funds to repay all the outstanding amounts under our revolving credit facility or the indenture governing our senior notes due 2016, and any acceleration of amounts due would have a material adverse effect on our liquidity and financial condition.
We Depend on a Limited Number of Key Employees who Would Be Difficult to Replace
     We depend on a limited number of key technical, marketing and management personnel to manage and operate our business. In particular, we believe our success depends to a significant degree on our ability to attract and retain highly skilled personnel, including our Chairman and Chief Executive Officer, Mark D. Dankberg, and those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for these types of personnel is intense, and the loss of key employees could materially harm our business and impair the value of our common stock. To the extent that the demand for qualified personnel exceeds supply, we could experience higher labor, recruiting or training costs in order to attract and retain such employees, or could experience difficulties in performing under our contracts if our needs for such employees were unmet.
Because We Conduct Business Internationally, We Face Additional Risks Related to Global Political and Economic Conditions and Currency Fluctuations
     Approximately 16% of our revenues in fiscal year 2009, 18% of our revenues in fiscal year 2008 and 16% of our revenues in fiscal year 2007 were derived from international sales. We anticipate international sales will account for an increasing percentage of our revenues over the next several years. Many of these international sales may be denominated in foreign currencies. Because we do not currently engage in, nor do we anticipate engaging in, material foreign currency hedging transactions related to international sales, a decrease in the value of foreign currencies relative to the U.S. dollar could result in losses from transactions denominated in foreign currencies. This decrease in value could also make our products less price-competitive.

     There are additional risks in conducting business internationally, including:
• unexpected changes in laws, policies and regulatory requirements, including but not limited to regulations related to import-export control;
• increased cost of localizing systems in foreign countries;
• increased sales and marketing and research and development expenses;
• availability of suitable export financing;
• timing and availability of export licenses;
• imposition of taxes, tariffs, embargoes and other trade barriers;
• political and economic instability;
• fluctuations in currency exchange rates;
• compliance with a variety of international laws and U.S. laws affecting the activities of U.S. companies abroad;
• challenges in staffing and managing foreign operations;
• difficulties in managing distributors;
• potentially adverse tax consequences;
• potential difficulty in making adequate payment arrangements; and
• potential difficulty in collecting accounts receivable.
     In addition, some of our customer purchase agreements are governed by foreign laws, which may differ significantly from U.S. laws. We may be limited in our ability to enforce our rights under these agreements and to collect damages, if awarded. If we are unable to address any of the risks described above, it could materially harm our business and impair the value of our common stock.
We Expect to Incur Research and Development Costs, which Could Significantly Reduce Our Profitability
     Our future growth depends on penetrating new markets, adapting existing communications and networking products to new applications and introducing new communications and networking products that achieve market acceptance. Accordingly, we are actively applying our communications and networking expertise to design and develop new hardware and software products and enhance existing products. We spent $29.6 million in fiscal year 2009, $32.3 million in fiscal year 2008 and $21.6 million in fiscal year 2007 in research and development activities. We expect to continue to spend discretionary funds on research and development in the near future. The amount of funds spent on research and development projects is dependent on the amount and mix of customer-funded development, the types of technology being developed and the affordability of the technology being developed. Because we account for research and development as an operating expense, these expenditures will adversely affect our earnings in the near future. Our research and development program may not produce successful results, which could materially harm our business and impair the value of our common stock.
Our Ability to Protect Our Proprietary Technology Is Limited
     Our success depends significantly on our ability to protect our proprietary rights to the technologies we use in our products and services. We generally rely on a combination of copyrights, patents, trademarks and trade secret laws and contractual rights to protect our intellectual property rights. We also enter into confidentiality and assignment of intellectual property agreements with our employees, consultants and corporate partners, and control access to and distribution of our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. If we are unable to protect our proprietary rights adequately, our competitors could use the intellectual property we have developed to enhance their own products and services, which could materially harm our business and impair the value of our common stock. Monitoring and preventing unauthorized use of our technology is difficult. From time to time, we undertake actions to prevent unauthorized use of our technology, including sending cease and desist letters. In addition, we may be required to commence litigation to protect our intellectual property rights. If we are unsuccessful in such litigation, our rights to enforce such intellectual property may be impaired or we could lose some or all of our rights to such intellectual property. We do not know whether the steps we have taken will prevent unauthorized use of our technology, including in foreign countries where the laws may not protect our proprietary rights as extensively as in the United States. If we are unable to protect our proprietary rights, we may find ourselves at a competitive disadvantage to others who need not incur the substantial expense, time and effort required to create the innovative products. Also, we have delivered certain technical data and information to the U.S. government under procurement contracts, and it may have unlimited rights to use that technical data and information. There can be no assurance that the U.S. government will not authorize others to use that data and information to compete with us.
     We may be party to intellectual property infringement claims that are costly and time consuming and may materially adversely affect our business, financial condition and results of operations. Litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. For example, in May 2009 we and certain other equipment manufacturers were sued by Applied Signal Technology in the United States District Court for the Northern District of California for alleged infringement of certain patents. We have developed and maintain a portfolio of patents in the same field of technology as the plaintiff’s patents, and intend to vigorously defend against this suit. We may be subject to infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims in the future. Asserted claims or initiated litigation can include claims against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights with respect to our existing or future products, or components of those products. Regardless of the merit of these claims, intellectual property litigation can be time consuming and result in costly litigation and diversion of technical and management personnel. An adverse result in any litigation could have a material adverse effect on our business, financial condition and results of operations. If our products are found to infringe upon the rights of third parties, we may be forced to (1) seek licenses or royalty arrangements from such third parties, (2) stop selling, incorporating or using products that included the challenged intellectual property, or (3) incur substantial costs to redesign those products that use the technology. We cannot assure you we would be able to obtain any such licenses or royalty arrangements on reasonable terms or at all or to develop redesigned products or, if these redesigned products were developed, they would perform as required or be accepted in the applicable markets.
We Rely on the Availability of Third-Party Licenses
     Many of our products are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various elements of the technology used to develop these products. We cannot assure you that our existing and future third-party licenses will be available to us on commercially reasonable terms, if at all. Our inability to maintain or obtain any third-party license required to sell or develop our products and product enhancements could require us to obtain substitute technology of lower quality or performance standards, or at greater cost.
Adverse Resolution of Litigation May Harm Our Operating Results or Financial Condition
     We are a party to various lawsuits and claims in the normal course of our business. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, financial condition and results of operations.
Our International Sales and Operations are Subject to Applicable Laws Relating to Trade, Export Controls and Foreign Corrupt Practices, the Violation of Which Could Adversely Affect Our Operations
     We must comply with all applicable export control laws and regulations of the United States and other countries. United States laws and regulations applicable to us include the Arms Export Control Act, the International Traffic in Arms Regulations (ITAR), the Export Administration Regulations (EAR) and the trade sanctions laws and regulations administered by the United States Department of the Treasury’s Office of Foreign Assets Control

(OFAC). The export of certain satellite hardware, services and technical data relating to satellites is regulated by the United States Department of State under ITAR. Other items are controlled for export by the United States Department of Commerce under the EAR. We cannot provide services to certain countries subject to United States trade sanctions unless we first obtain the necessary authorizations from OFAC. In addition, we are subject to the Foreign Corrupt Practices Act, which generally bars bribes or unreasonable gifts to foreign governments or officials. Violations of these laws or regulations could result in significant additional sanctions including fines, more onerous compliance requirements, more extensive debarments from export privileges or loss of authorizations needed to conduct aspects of our international business. A violation of ITAR or the other regulations enumerated above could materially adversely affect our business, financial condition and results of operations.
Changes in the Regulatory Environment Could Have a Material Adverse Impact on Our Competitive Position, Growth and Financial Performance
     The provision of communications services is highly regulated. Our business is subject to the regulatory authority of the jurisdictions in which we operate, including the United States and other jurisdictions around the world. Those authorities regulate, among other things, the launch and operation of satellites, the use of radio spectrum, the licensing of earth stations and other radio transmitters, the provision of communications services, and the design, manufacture and marketing of communications systems and networking infrastructure. Failure to comply with applicable laws or regulations could result in the imposition of financial penalties against us, the adverse modification or cancellation of required authorizations, or other material adverse actions.
     Laws and regulations affecting the communications industry are subject to change in response to industry developments, new technology, and political considerations. Legislators and regulatory authorities in various countries are considering, and may in the future adopt, new laws, policies and regulations, as well as changes to existing regulations, regarding a variety of matters that could, directly or indirectly, affect our operations or the operations of our distribution partners, and increase the cost of providing our products and services. See “Business—Regulatory Environment” for a more detailed discussion. These changes could materially harm our business by (1) affecting our ability to obtain or retain required governmental authorizations, (2) restricting our ability to provide certain products or services, (3) restricting development efforts by us and our customers, (4) making our current products and services less attractive or obsolete, (5) increasing our operational costs, or (6) making it easier or less expensive for our competitors to compete with us. Changes in, or our failure to comply with, applicable regulations could materially harm our business and impair the value of our common stock.
Risks Related to Our Common Stock
Our Executive Officers and Directors Own a Large Percentage of Our Common Stock and Exert Significant Influence over Matters Requiring Stockholder Approval
     As of January 1, 2010, our executive officers and directors and their affiliates beneficially owned an aggregate of approximately 14% of our common stock. Accordingly, these stockholders may be able to influence substantially all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. Circumstances may arise in which the interests of these stockholders could conflict with the interests of our other stockholders. These stockholders could delay or prevent a change in control of our company even if such a transaction would be beneficial to our other stockholders.
We Have Implemented Anti-Takeover Provisions that Could Prevent an Acquisition of Our Business at a Premium Price
     Some of the provisions of our certificate of incorporation, our bylaws and Delaware law could discourage, delay or prevent an acquisition of our business, even if a change in control of ViaSat would be beneficial to the interests of our stockholders and was made at a premium price. These provisions:
• permit the Board of Directors to increase its own size and fill the resulting vacancies;
• provide for a Board comprised of three classes of directors with each class serving a staggered three-year term;
• authorize the issuance of blank check preferred stock in one or more series; and
• prohibit stockholder action by written consent.
     In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

Future Sales of Our Common Stock Could Lower Our Stock Price and Dilute Existing Stockholders
     We may, in the future, sell additional shares of common stock in subsequent public or private offerings. In April 2007, we filed an additional universal shelf registration statement with the SEC for the future sale of up to an additional $200.0 million of debt securities, common stock, preferred stock, depositary shares and warrants, bringing the aggregate available under our universal shelf registration statements to up to $400.0 million. The securities may be offered from time to time, separately or together, directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.
     We may also issue additional shares of common stock to finance future acquisitions through the use of equity. For example, during the third quarter of fiscal 2010 we issued approximately 4.29 million shares of our common stock to the selling stockholders in connection with our acquisition of WildBlue, certain of which are subject to lock-up agreements restricting their transfer. Sales of such shares upon the expiration of the period prohibiting transfers pursuant to the lock-up agreements could cause our stock price to decrease. See “Plan of Distribution” for a detailed description of the lock-up agreements. Additionally, a substantial number of shares of our common stock are available for future sale pursuant to stock options, warrants or issuance pursuant to our 1996 Equity Participation Plan of ViaSat, Inc. and ViaSat, Inc. Employee Stock Purchase Plan. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options and warrants or in connection with acquisition financing), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock. In addition, these sales may be dilutive to existing stockholders.
We Expect Our Stock Price to Be Volatile, and You May Lose All or Some of Your Investment
     The market price of our common stock has been volatile in the past. For example, since April 2, 2001, the market price of our common stock has ranged from $3.91 to $36.49. Trading prices may continue to fluctuate in response to a number of events and factors, including the following:
• quarterly variations in operating results and announcements of innovations;
• new products, services and strategic developments by us or our competitors;
• developments in our relationships with our customers, distributors and suppliers;
• regulatory developments;
• changes in our revenues, expense levels or profitability;
• changes in financial estimates and recommendations by securities analysts;
• failure to meet the expectations of securities analysts;
• changes in the satellite and wireless communications and secure networking industries; and
• changes in the economy.
     Any of these events may cause the market price of our common stock to fall. In addition, the stock market in general and the market prices for technology companies in particular have experienced significant volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act). These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “seeks,” “should,” “will” and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including, among other things:
•	uncertainties associated with the performance of the WildBlue business and integration risks and costs;

•	our ability to have manufactured or successfully launch ViaSat-1 or implement the related broadband satellite services on our anticipated timeline or at all;

•	continued turmoil in global financial markets and economies;

•	the availability and cost of credit;

•	reliance on U.S. government contracts and our reliance on a small number of contracts which account for a significant percentage of our revenues;

•	our ability to successfully develop, introduce and sell new technologies, products and enhancements;

•	reduced demand for products as a result of continued constraints on capital spending by customers;

•	changes in relationships with, or the financial condition of, key customers or suppliers;

•	reliance on a limited number of third parties to manufacture and supply our products;

•	increased competition and other factors affecting the communications industry generally;

•	the effect of adverse regulatory changes on our ability to sell products;

•	our ability to comply with the covenants in any credit agreement, indenture or similar instrument governing any of our existing or future indebtedness; and

•	other factors affecting the communications industry generally.
     We have described other risks concerning us under the caption entitled “Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS
     We are registering these shares pursuant to the registration rights granted to the selling stockholders in connection with our acquisition of all of the outstanding capital stock of WildBlue under the terms of an agreement and plan of merger dated September 30, 2009. We are not selling any securities under this prospectus and will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling stockholders.
     We have agreed to pay all costs, expenses and fees relating to registering the shares of our common stock referenced in this prospectus. The selling stockholders have agreed to pay any brokerage commissions or similar charges incurred for the sale of such shares of our common stock.

BUSINESS
Company Overview
     We are a leading provider of advanced satellite and wireless communications and secure networking systems, products and services. We have leveraged our success developing complex satellite communication systems and equipment for the U.S. government and select commercial customers to develop end-to-end satellite network solutions for a wide array of applications and customers. Our product and systems offerings are often linked through common underlying technologies, customer applications and market relationships. We believe that our portfolio of products, combined with our ability to effectively cross-deploy technologies between government and commercial segments and across different geographic markets, provides us with a strong foundation to sustain and enhance our leadership in advanced communications and networking technologies. Our customers, including the U.S. government, leading aerospace and defense prime contractors, network integrators and communications service providers, rely on our solutions to meet their complex communications and networking requirements. In addition, following our recent acquisition of WildBlue, we are a leading provider of satellite broadband internet services in the United States. ViaSat was incorporated in California in 1986, and reincorporated as a Delaware corporation in 1996.
     ViaSat operates in three segments: government systems, commercial networks and satellite services. Financial information regarding our reporting segments and the geographic areas in which we operate is included in the consolidated financial statements and notes thereto, which are included in our annual and quarterly reports incorporated by reference herein.
Recent Transactions
     On December 15, 2009, we consummated our acquisition of WildBlue, a leading Ka-band satellite broadband internet service provider. In connection with the acquisition, we paid approximately $442.7 million in cash and issued approximately 4.29 million shares of ViaSat common stock to WildBlue equity and debt holders. ViaSat retained approximately $64.7 million of WildBlue’s cash on hand. To finance in part the cash payment made to WildBlue equity and debt holders, in October 2009 we issued $275.0 million in aggregate principal amount of 8.875% senior notes due 2016. To provide additional liquidity and flexibility in connection with the WildBlue acquisition, in October 2009 we also increased the amount of our revolving line of credit to $210.0 million.
Government Systems
     Our government systems segment develops and produces network-centric IP-based secure government communications systems, products and solutions, which are designed to enable the collection and dissemination of secure real-time digital information between command centers, communications nodes and air defense systems. Customers of our government systems segment include tactical armed forces, public safety first-responders and remote government employees.
     We believe our strong track record of developing complex, secure, high-capacity wireless and satellite networking communications technologies for both government and commercial customers, combined with our ability to integrate and leverage technologies developed across our various business segments, provides us with significant opportunities for continued growth in this segment. The U.S. military’s increasing emphasis on “network-centric” highly mobile warfare over geographically dispersed areas requires the development and deployment of secure, IP-based communications networks and products capable of supporting real-time dissemination of data using multiple transmission media. Satellite-based systems are increasingly seen as the most reliable method of connecting rapidly moving forces who may out-run the range of terrestrial radio links. In addition, we anticipate that government demand for bandwidth will continue to grow in order to support this increased use of IP-based network-centric applications at all organizational levels. We also expect that over the next five to ten years many of the previous generation of the U.S. Department of Defense’s (DoD’s) defense communications satellite networks will expire or become obsolete, and new programs are underway or in planning to define, develop, procure and deploy replacement systems. We believe these new programs present greater opportunities for bidding on new contracts than we have seen historically. Our existing and evolving portfolio of systems, products and solutions is well-positioned to take advantage of these significant and pervasive trends, and accordingly we believe that these trends will continue to drive growth opportunities for our government systems segment over the next several years.

     The primary products and services of our government systems segment include:
     • Tactical Data Links. We develop and produce advanced tactical radio and information distribution systems that enable real-time collection and dissemination of video and data using secure, jam-resistant transmission links from manned aircraft, unmanned aerial vehicles (UAV), ground mobile vehicles and other remote platforms to networked communication and command centers. Key products in this category include: our MIDS terminals for military fighter jets and their successor, MIDS Joint Tactical Radio System (MIDS-J) terminals, which we expect will be available in 2010; “disposable” weapon data links; portable small tactical terminals; and our EnerLinksTM digital video data links for intelligence, surveillance and reconnaissance from UAVs and ground systems.
     • Information Assurance. Our information security and assurance products provide advanced, high-speed IP-based “Type 1” and High Assurance Internet Protocol Encryption (HAIPE®)-compliant encryption solutions that enable military and government users to communicate information securely over networks, and that secure data stored on computers and storage devices. Our encryption modules use a programmable, high-assurance architecture that can be easily upgraded in the field or integrated into existing communication networks, and are available both on a stand-alone basis and as embedded modules within our tactical radio, information distribution and other satellite communication systems and products.
     • Government Satellite Communication Systems. Our government satellite communication business offers an array of portable and fixed broadband modems, terminals, network access control systems and antenna systems using a range of satellite frequency bands. Our systems and products are designed to support high-capacity broadband data links, to increase available bandwidth using existing satellite capacity, and to withstand certain catastrophic events. Our range of broadband modems, terminals and systems support high-speed broadband and multimedia transmissions over point-to-point, mesh and hub-and-spoke satellite networking systems, and include products designed for manpacks, aircraft, seagoing vessels, ground mobile vehicles and fixed applications.
Commercial Networks
     Our commercial networks segment develops and produces a variety of advanced end-to-end satellite communication systems and ground networking equipment and products that address five key market segments: enterprise, consumer, in-flight, maritime and ground mobile applications. These communication systems, networking equipment and products are generally developed through a combination of customer and discretionary internal research and development funding.
     Our networking equipment and products include radio frequency gateways, network infrastructure and end-user equipment and terminals. With expertise in commercial satellite network engineering, gateway construction and remote terminal manufacturing for various types of interactive communication services, combined with our advanced satellite technology and systems integration experience, we have the ability to design, build, initially operate and then hand over on a turnkey basis fully operational, customized satellite communication systems capable of serving a variety of markets and applications. In addition, the strength of our core government systems business provides us with an effective platform to continue to design and develop new equipment and products, as we adapt and customize communication systems and products designed for the government systems segment to commercial use and vice versa.
     We believe growth of the commercial satellite market will continue to be driven in coming years by a number of factors, including: (1) the continued growth in worldwide demand for communications services and, in particular, the rise in both consumer and enterprise demand for broadband internet access, (2) the improving cost-effectiveness of satellite communications for many uses, and (3) recent technological advancements that broaden applications for and increase the capacity and efficiency of satellite-based networks. As satellite communications equipment becomes less expensive and new capabilities emerge in satellite communications technology, we believe that the market for satellite communications will offer additional growth opportunities, as service providers seek to rapidly and cost-efficiently deploy broadband communications services across wide geographic areas, both in suburban and rural areas in the developed world and in developing countries where the deployment of terrestrial high-capacity solutions such as fiber-optic cable is neither cost-effective nor practicable. Satellite communications also provide cost-effective augmentation capability for existing terrestrial networks or broadband service providers to address network congestion caused by the continued exponential increase in the volume of multimedia content accessed via the internet.

     Our satellite communication systems, ground networking equipment and products cater to a wide range of domestic and international commercial customers and include:
     • Mobile Broadband Satellite Communication Systems. Our ArcLight® Ku-band mobile satellite systems and related products provide high-speed, cost-efficient broadband access while on the move via small transceivers, and are designed for use in aircraft, seagoing vessels and high-speed trains. We also sell our ArcLight mobile satellite systems to government customers as part of our government satellite communication systems business.
     • Consumer Broadband. We are a leading network technology supplier for the consumer satellite market. Our SurfBeam network systems and modems enable satellite broadband access for residential or home office customers. In addition, we recently designed and developed next-generation satellite network infrastructure and ground terminals to access Ka-band broadband and high-capacity satellites, including ViaSat-1 (which is planned for launch in early 2011). During fiscal year 2009, we received our first order to produce Ka-band gateway baseband and antenna infrastructure for KA-SAT, Eutelsat’s new high-capacity Ka-band satellite, which is scheduled for launch in late 2010. In October 2009, we received a $46 million contract award from Yahsat for SurfBeam network infrastructure and initial customer premises terminals with respect to Yahsat’s new Ka-band satellite, which is expected to launch in the second half of 2011. We anticipate growing demand for Ka-band network infrastructure and ground terminals driven by increasing consumer, enterprise and government demand for low-cost, high-capacity bandwidth over Ka-band satellites.
     • Satellite Networking Systems Design and Technology Development. Through our Comsat Labs division, we offer design and technology services covering all aspects of satellite communication system architecture and technology, including the analysis, design, and specification of satellites and ground systems, ASIC and MMIC design and production, and wide area network (WAN) compression for enterprise networks.
     • Enterprise VSAT Networks and Products. Our enterprise Very Small Aperture Terminal (VSAT) networks and products comprise VSAT satellite systems and products designed to provide enterprises with broadband access to the internet or private networks in order to support retail point-of-sale, voice-over-IP, distance learning and other web-centric or network applications. We also offer enterprise customers related products and services to address bandwidth constraints, latency and other issues, such as our AcceleNet® WAN optimization product, which enables enterprise customers to optimize “cloud computing” services and other applications delivered over WANs. In developing countries, we also supply our enterprise VSAT networks and products to carriers to provide cellular backhaul and telephony services in under-served areas.
     • Antenna Systems. We develop, design, produce, test and install turnkey ground terminals and antennas for terrestrial and satellite applications, specializing in small, low-profile, multi-band antennas for mobile satellite communications.
Satellite Services
     Our satellite services segment complements our commercial networks segment by providing managed network services for the satellite communication systems of our enterprise and mobile broadband customers. In addition, our recently acquired WildBlue business provides wholesale and retail satellite-based broadband internet services in the United States via our WildBlue-1 satellite and Telesat’s Anik F2 satellite.
     Commencing in 2011, we expect this segment to also include wholesale broadband services using our new high-capacity Ka-band spot-beam satellite, ViaSat-1, which is planned for launch in early 2011. In recent years, satellite operators have invested in and launched next-generation spot-beam satellites specifically designed for low-cost broadband access. However, we do not believe that these satellites are equipped to deliver acceptable levels of service or data throughputs at sufficiently high speeds and volumes to address anticipated bandwidth demand. As a result, in January 2008 we announced our plans to develop and launch ViaSat-1, which is intended to provide low-cost high-capacity broadband access in North America. At the time of launch, ViaSat-1 is expected to be the highest capacity, most cost-efficient satellite in the world. We currently estimate that the total data throughput of ViaSat-1 will be approximately 125 Gigabytes per second. With the market demonstrating increasing demand for satellite broadband services, ViaSat-1 is designed to significantly expand the quality, capability and availability of high-speed broadband satellite services for North American consumers and enterprises. In addition, we anticipate that our government systems and commercial networks segments will be able to leverage the launch of ViaSat-1 through the increased sale of next-generation satellite communication systems, ground networking equipment and products that operate on Ka-band frequencies.

     The primary services offered by our satellite services segment comprise:
     • Mobile Broadband Service. Our mobile broadband service, YonderTM, comprises network management services for customers who use our “on-the-move” ArcLight-based mobile satellite systems. Initially limited to the United States, we expanded our Yonder service internationally during fiscal 2009 and aim to offer our Yonder service globally by the end of 2010.
     • Managed Broadband Service. For everyday enterprise networking or backup protection for primary networks, our full-service managed broadband service provides reliable, high-quality broadband wireless service to enterprise customers using a combination of terrestrial and satellite connections, supported by a 24x7 call center and our network management center.
     • Wholesale and Retail Broadband Services. Our WildBlue service provides two-way satellite-based broadband internet access to consumers and small businesses in the United States. We offer a range of WildBlue service plans to both wholesale and retail customers, with pricing based on maximum downstream/upstream data speeds. As of December 31, 2009, we provided WildBlue service to approximately 420,000 subscribers. In addition, following the launch of ViaSat-1, we expect to provide wholesale broadband service over ViaSat-1 in the United States at speeds and volumes that provide a broadband experience that is comparable to or better than terrestrial broadband alternatives such as cable modems and DSL connections. We expect this service to become available in 2011. We plan to offer wholesale broadband services via ViaSat-1 to national and regional distribution partners, including retail service providers and communications companies.
Our Strengths
     We believe the following strengths position our business to capitalize on the attractive growth opportunities presented in each of our segments:
     • Leading Satellite and Wireless Technology Platform. We believe our ability to design and deliver cost-effective satellite and wireless communications and networking solutions, covering both the supply of advanced communications systems, ground network equipment and end-user terminals, and the provision of managed network services, enables us to provide our government and commercial customers with a diverse portfolio of leading applications and solutions. Our product and systems offerings are often linked through common underlying technologies, customer applications and market relationships. We believe that many of the market segments in which we compete have significant barriers to entry relating to the complexity of technology, the amount of required developmental funding and the importance of existing customer relationships. We believe our history of developing complex secure satellite and wireless networking and communications technologies demonstrates that we possess the expertise and credibility required to serve the evolving technology needs of our government and commercial customers. In addition, our acquisition of WildBlue provides us with significant expertise in network management and operational and business systems support for large-scale consumer deployments.
     • Blue-Chip Customer Base Supporting Substantial Backlog Growth. We generated 62% of our revenues from our government systems segment and 38% of our revenues from commercial networks and satellite services segments in fiscal 2009. Our customers include the DoD, civil agencies, defense contractors, allied foreign governments, satellite network integrators, large communications service providers and enterprises requiring complex communications and networking solutions. The credit strength of our key customers, including the U.S. government and leading aerospace and defense prime contractors, supports our consistent financial performance. Despite the recent economic downturn, our funded backlog has demonstrated significant growth. From fiscal 2006 through fiscal 2009, the compound annual growth rate, or CAGR, of our total funded backlog was 8%, with our government systems, commercial networks and satellite services segments’ funded backlog CAGRs at 16%, 1% and 1%, respectively. The growth in our funded backlog demonstrates the continued demand for our advanced satellite and wireless communications and networking solutions.
     • Strong Balance Sheet and Equity Capitalization. We are well-capitalized with shareholders’ equity as of October 2, 2009 of $494.7 million, or 86% of our total capitalization. In July 2009, we increased our existing revolving line of credit from $85.0 million to $170.0 million and extended the maturity until July 2012, and in October 2009 further increased the size of our existing revolving line of credit to $210.0 million. This increase in financial flexibility along with the significant cash flow generated from our operations provides us with the liquidity to finance our ongoing capital expenditures, as well as our investment in ViaSat-1, for at least the next twelve months.

     • Experienced Management Team. Our Chief Executive Officer, Mark Dankberg, and our Chief Technology Officers have been with the company since its inception in 1986. Mr. Dankberg is considered to be a leading expert in the field of wireless and satellite communications. In 2008, Mr. Dankberg received the prestigious AIAA Aerospace International Communication award, which recognized him for “shepherding ViaSat into a leading satellite communications company through outstanding leadership and technical expertise.”
     • Innovation of Next-Generation Satellite Technology. ViaSat-1, our high-capacity Ka-band spot-beam satellite planned for launch in early 2011, is currently under construction. At the time of launch, we believe ViaSat-1 will be the highest capacity, most cost-efficient satellite in the world. With the market demonstrating increasing demand for satellite broadband services, ViaSat-1 and our associated next-generation ground segment technology are designed to significantly expand the quality, capability and availability of high-speed broadband satellite services for consumers and enterprises. In addition, we expect that our recently acquired WildBlue business will facilitate our deployment of broadband services in the United States using ViaSat-1, as well as provide a platform for the provision of network management services to international providers of satellite broadband services.
     • Innovative Product Development and Cost-Efficient Business Model. Maintaining technological competencies and innovative new product development has been one of our hallmarks and continues to be critical to our success. Our research and development efforts are supported by an employee base of over 1,000 engineers and a culture that deeply values innovation. We balance an emphasis on new product development with efficient management of our capital. For example, the majority of our research and development efforts with respect to the development of new products or applications are funded by customers. In addition, we drive capital efficiencies by outsourcing a significant portion of our manufacturing to subcontractors with whom we collaborate to ensure quality control and superior finished products.
Our Strategy
     Our objective is to leverage our advanced technology and capabilities to (1) increase our role as the U.S. government increases its emphasis on IP-based, highly secure, highly mobile, network-centric warfare, (2) develop high-performance, feature-rich, low-cost technology to grow the size of the consumer satellite broadband, commercial enterprise and networking markets, while also capturing a significant share of these growing markets, and (3) maintain a leadership position, while reducing costs and increasing profitability, in our satellite and wireless communications markets. The principal elements of our strategy include:
     • Address Increasingly Larger Markets. We have focused on addressing larger markets since our inception. As we have grown our revenues, we are able to target larger opportunities and markets more credibly and more successfully. We consider several factors in selecting new market opportunities, including whether (1) there are meaningful entry barriers for new competitors (for example, specialized technologies or relationships), (2) the new market is the right size and consistent with our growth objectives, and (3) the customers in the market value our technology competence and focus, which makes us an attractive partner.
     • Evolve into Adjacent Technologies and Markets. We anticipate continued organic growth into adjacent technologies and markets. We seek to increase our share in the market segments we address by selling existing or customized versions of technologies we developed for one customer base to a different market—for instance, to different segments of the government market or between government and commercial markets. In addition, we seek to expand the breadth of technologies and products we offer by selling new, but related, technologies and products to existing customers.
     • Enhance International Growth. International revenues represented approximately 16% of our fiscal year 2009 revenue. We believe growth in international markets represents an attractive opportunity, as we believe our comprehensive offering of satellite communications products, systems and services will be attractive to government and commercial customers on an international basis. In addition, we expect that our WildBlue business will provide a platform for the provision of network management and back-office services to international providers of satellite broadband services, capitalizing on both the strength of WildBlue’s reputation in the satellite industry globally and WildBlue’s operational expertise with respect to the commercial provision of satellite broadband services.
     • Pursue Growth Through Strategic Alliances and Relationships. We have regularly entered into teaming arrangements with other government contractors to more effectively capture complex government programs, and we expect to continue to actively seek strategic relationships and ventures with companies whose financial, marketing, operational or technological resources can accelerate the introduction of new technologies and the penetration of new markets. We have also engaged in strategic relationships with companies that have innovative technologies and products, highly skilled personnel, market presence, or customer relationships and distribution channels that complement our strategy. We may continue to evaluate acquisitions of, or investments in, complementary companies, businesses, products or technologies to supplement our internal growth.

Our Customers
     Initially, we focused primarily on developing satellite communication systems and equipment for the U.S. government, and our U.S. government contracts remain a core part of our business. However, we have also successfully diversified into other related wireless communications and secure networking markets serving a range of government and commercial customers, and over the past few years we have significantly expanded our customer base both domestically and internationally. In addition, in December 2009 we expanded the scope of our satellite services segment through the acquisition of WildBlue, a leading satellite broadband internet service provider.
     Our customers include the DoD, U.S. National Security Agency, the U.S. Department of Homeland Security, allied foreign governments, select other U.S. federal, state and local government agencies, defense contractors, satellite network integrators, large communications service providers and enterprises requiring complex communications and networking solutions. We enter into government contracts either directly with U.S. or foreign governments or indirectly through domestic or international prime contractors. For our commercial contracts, we also act as both a prime contractor and subcontractor for the sale of equipment and services. Customers of our WildBlue service include residential customers and small businesses in the United States, as well as wholesale distribution partners such as DirecTV, EchoStar and the National Rural Telecommunications Cooperative.
     Our significant customers include the U.S. government, Boeing, Eutelsat, Harris, Northrop Grumman and Raytheon. Revenues from the U.S. government comprised approximately 36%, 30% and 31% of total revenues for fiscal years 2009, 2008 and 2007, respectively. In addition, two commercial customers each comprised approximately 10% and 8% of total revenues in fiscal year 2009, 7% and 9% of total revenues in fiscal year 2008, and 8% and 16% of total revenues in fiscal year 2007, respectively. The smaller of these two commercial customers, however, was WildBlue, which we acquired in December 2009.
Government Contracts
     Substantial portions of our revenues are generated from contracts and subcontracts with the DoD and other federal government agencies. Many of our contracts are subject to a competitive bid process and are awarded on the basis of technical merit, personnel qualifications, experience and price. We also receive some contract awards involving special technical capabilities on a negotiated, noncompetitive basis due to our unique technical capabilities in special areas. The Federal Acquisition Streamlining Act of 1994 has encouraged the use of commercial type pricing, such as firm fixed-price contracts, on dual use products. Our future revenues and income could be materially affected by changes in procurement policies, a reduction in expenditures for the products and services we provide and other risks generally associated with federal government contracts.
     We provide products under federal government contracts that usually require performance over a period of several months to five years. Long-term contracts may be conditioned upon continued availability of congressional appropriations. Variances between anticipated budget and congressional appropriations may result in a delay, reduction or termination of these contracts.
     Our federal government contracts are performed under cost-reimbursement contracts, time-and-materials contracts and fixed-price contracts. Cost-reimbursement contracts provide for reimbursement of costs and payment of a fee. The fee may be either fixed by the contract or variable, based upon cost control, quality, delivery and the customer’s subjective evaluation of the work. Under time-and-materials contracts, we receive a fixed amount by labor category for services performed and are reimbursed for the cost of materials purchased to perform the contract. Under a fixed-price contract, we agree to perform specific work for a fixed price and, accordingly, realize the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. In fiscal year 2009, approximately 22% of our total government revenues were generated from cost-reimbursement contracts with the federal government or our prime contractors, 1% from time-and-materials contracts and approximately 78% from fixed-price contracts.

     Our allowable federal government contract costs and fees are subject to audit by the DCMA and DCAA. Audits may result in non-reimbursement of some contract costs and fees and delays in payments for work performed. While the government reserves the right to conduct further audits, audits conducted for periods through fiscal year 2002 have resulted in no material cost recovery disallowances for us. See “Risk Factors—Our Business Could Be Adversely Affected by a Negative Audit by the U.S. Government.”
     Our federal government contracts may be terminated, in whole or in part, at the convenience of the U.S. government. If a termination for convenience occurs, the U.S. government generally is obligated to pay the cost incurred by us under the contract plus a pro rata fee based upon the work completed. Contracts with prime contractors may have negotiated termination schedules that apply. When we participate as a subcontractor, we are at risk if the prime contractor does not perform its contract. Similarly, when we act as a prime contractor employing subcontractors, we are at risk if a subcontractor does not perform its subcontract.
     Some of our federal government contracts contain options that are exercisable at the discretion of the customer. An option may extend the period of performance for one or more years for additional consideration on terms and conditions similar to those contained in the original contract. An option may also increase the level of effort and assign new tasks to us. In our experience, options are exercised more often than not.
     Our eligibility to perform under our federal government contracts requires us to maintain adequate security measures. We have implemented security procedures that we believe adequately satisfy the requirements of our federal government contracts.
Research and Development
     The industries in which we compete are subject to rapid technological developments, evolving standards, changes in customer requirements and continuing developments in the communications and networking environment. Our continuing ability to adapt to these changes, and to develop new and enhanced products, is a significant factor in maintaining or improving our competitive position and our prospects for growth. Therefore, we continue to make significant investments in product development.
     We conduct the majority of our research and product development activities in-house and have a research and development and engineering staff, which includes over 1,000 engineers. Our product development activities focus on products that we consider viable revenue opportunities to support all of our business segments. A significant portion of our research and development efforts have generally been conducted in direct response to the specific requirements of a customer’s order and, accordingly, these amounts are included in the cost of sales when incurred and the related funding is included in revenues at that time.
     The portion of our contract revenues which includes research and development funded by government and commercial customers was approximately $126.7 million, $112.2 million and $122.9 million during fiscal years 2009, 2008 and 2007, respectively. In addition, we incurred $29.6 million, $32.3 million and $21.6 million during fiscal years 2009, 2008 and 2007, respectively, on independent research and development, which comprises research and development not directly funded by a third party. Funded research and development contains a profit component and is therefore not directly comparable to independent research and development. As a government contractor, we also are able to recover a portion of our independent research and development expenses, consisting primarily of salaries and other personnel-related expenses, supplies and prototype materials related to research and development programs.
Intellectual Property
     We seek to establish and maintain our proprietary rights in our technology and products through a combination of patents, copyrights, trademarks, trade secret laws and contractual rights. We also seek to maintain our trade secrets and confidential information through nondisclosure policies, the use of appropriate confidentiality agreements and other security measures. We have registered a number of patents and trademarks in the U.S. and in other countries and have a substantial number of patent filings pending determination. There can be no assurance, however, that these rights can be successfully enforced against competitive products in any particular jurisdiction. Although we believe the protection afforded by our patents, copyrights, trademarks, trade secrets and contracts has value, the rapidly changing technology in the networking, satellite and wireless communications industries and uncertainties in the legal process make our future success dependent primarily on the innovative skills, technological expertise and management abilities of our employees rather than on the protections afforded by patent, copyright, trademark and trade secret laws and contractual rights. Accordingly, while these legal protections are important, they must be supported by other factors such as the expanding knowledge, ability and experience of our personnel, and the continued development of new products and product enhancements.

     Certain of our products include software or other intellectual property licensed from third parties. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, we believe, based upon past experience and standard industry practice, that such licenses generally could be obtained on commercially reasonable terms. Nonetheless, there can be no assurance that the necessary licenses would be available on acceptable terms, if at all. Our inability to obtain these licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results and financial condition.
     The industry in which we compete is characterized by rapidly changing technology, a large number of patents, and frequent claims and related litigation regarding patent and other intellectual property rights. We cannot assure you that our patents and other proprietary rights will not be challenged, invalidated or circumvented, that others will not assert intellectual property rights to technologies that are relevant to us, or that our rights will give us a competitive advantage. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as the laws of the United States.
Sales and Marketing
     We have a sales presence in various domestic and foreign locations, and we sell our products and services both directly and indirectly through channel partners, as described below:
     • Government Sales Organization. Our government sales organization consists of both direct sales personnel who sell our standard products, and business development personnel who work with engineers, program managers, marketing managers and contract managers to identify business opportunities, develop customer relationships, develop solutions for customers’ needs, prepare proposals and negotiate contractual arrangements. The period of time from initial contact through the point of product sale and delivery can take over three years for more complex product developments. Products already in production can usually be delivered to a customer between 90 to 180 days from the point of product sale.
     • Commercial Networks Sales Organization. Our commercial networks sales organization consists of sales managers and sales engineers, who act as the primary interface to establish account relationships and determine technical requirements for customer networks. In addition to our sales force, we maintain a highly trained service staff to provide technical product and service support to our customers. The sales cycle in the commercial network market is lengthy and it is not unusual for a sale to take up to 18 months from the initial contact through the execution of the agreement. The sales process often includes several network design iterations, network demonstrations and pilot networks consisting of a few sites.
     • Satellite Services Sales Organization. Our satellite services sales organization includes exclusive wholesale distribution relationships with DirecTV, EchoStar and the National Rural Telecommunications Cooperative for our WildBlue satellite broadband internet service, as well as our own retail distribution channel, which sells directly to residential customers.
     • Strategic Partners. To augment our direct sales efforts, we seek to develop key strategic relationships to market and sell our products and services. We direct our sales and marketing efforts to our strategic partners, primarily through our senior management relationships. In some cases a strategic ally may be the prime contractor for a system or network installation and will subcontract a portion of the project to us. In other cases, the strategic ally may recommend us as the prime contractor for the design and integration of the network. We seek strategic relationships and partners based on many factors, including financial resources, technical capability, geographic location and market presence.
     Our marketing team works closely with our sales, research and product development organizations and our customers to increase the awareness of the ViaSat brand through a mix of positive program performance and our customers’ recommendation as well as public relations, advertising, trade show participation and conference speaking engagements by providing communications that keep the market current on our products and features. Our marketing team also identifies and sizes new target markets for our products, creates awareness of our company and products, and generates contacts and leads within these targeted markets.

Competition
     The markets in which we compete are characterized by rapid change, converging technologies and a migration to solutions that offer superior advantages. These market factors represent both an opportunity and a competitive threat to us.
     Within our government systems segment, we generally compete with manufacturers of defense electronics products, systems or subsystems, such as BAE Systems, General Dynamics, Harris, L-3 Communications, Rockwell Collins and similar companies. We may also occasionally compete directly with the largest defense prime contractors, including Boeing, Lockheed Martin, Northrop Grumman or Raytheon Systems. These companies, while competitors, can also be our customers or partners on government projects. Accordingly, maintaining an open and cooperative relationship is important. Almost all of the companies we compete with in the government systems segment are substantially larger than us and may have more extensive engineering, manufacturing and marketing capabilities than we do. As a result, these competitors may be able to adapt more quickly to changing technology or market conditions or may be able to devote greater resources to the development, promotion and sale of their products.
     In our commercial networks and satellite services segments, we compete with Gilat, Hughes Communications and iDirect Technologies, each of which offers a broad range of satellite communications products and services, and with other terrestrial-based internet service providers in areas where such competing services are available. Our principal competitors in the supply of antenna systems are Andrew Corporation, General Dynamics (VertexRSI) and L-3 Titan.
     The overall number of our competitors may increase, and the identity and composition of competitors may change. As we continue to expand our sales globally, we may see new competition in different geographic regions. Many of our competitors have significant competitive advantages, including strong customer relationships, more experience with regulatory compliance, greater financial and management resources and control over central communications networks.
     To compete with these providers, we emphasize:
     • the innovative and flexible features integrated into our products;
     • the increased bandwidth efficiency offered by our networks and products;
     • our network management experience;
     • the cost-effectiveness of our products and services;
     • our end-to-end network implementation capabilities;
     • the distinct advantages of satellite data networks;
     • technical advantages and advanced features of our antenna systems as compared to our competitors’ offerings;
     • the overall cost of our antenna systems and satellite networks, which can include equipment, installation and bandwidth costs, as compared to products offered by terrestrial and other satellite service providers; and
     • our proven designs and network integration services for complex, customized network needs.
     While we believe we compete successfully in each of these factors, we expect to face intense competition in each of our markets.
Manufacturing
     Our manufacturing objective is to produce high-quality products that conform to specifications at the lowest possible manufacturing cost. We primarily utilize a range of contract manufacturers, based on the volume and complexity of the production, to reduce the costs of products and to support rapid increases in delivery rates when needed. As part of our manufacturing process, we conduct extensive testing and quality control procedures for all products before they are delivered to customers.

     Contract manufacturers produce products for many different customers and are able to pass on the benefits of large scale manufacturing to their customers. These manufacturers are able to achieve high quality products with lower levels of costs by (1) exercising their high-volume purchasing power, (2) employing advanced and efficient production equipment and capital intensive systems whose costs are leveraged across their broad customer base, and (3) using a cost-effective skilled workforce. Our primary contract manufacturers include Benchmark, EADS, Harris, IEC Electronics, MTI, Secure Communications and Spectral Response.
     Our experienced management team facilitates an efficient contract manufacturing process through the development of strong relationships with a number of different domestic and off-shore contract manufacturers. By negotiating beneficial contract provisions and purchasing some of the equipment needed to manufacture our products, we retain the ability to move the production of our products from one contract manufacturing source to another if required. Our operations management has experience in the successful transition from in-house production to contract manufacturing. The degree to which we employ contract manufacturing depends on the maturity of the product. We intend to limit our internal manufacturing capacity to new product development support and customized products that need to be manufactured in strict accordance with a customer’s specifications and delivery schedule. Therefore, our internal manufacturing capability for standard products has been, and is expected to continue to be, very limited and we intend to rely on contract manufacturers for large-scale manufacturing.
     We also rely on outside vendors to manufacture specific components and subassemblies used in the production of our products. Some components, subassemblies and services necessary for the manufacture of our products are obtained from a sole source supplier or a limited group of suppliers.
Regulatory Environment
     We are required to comply with the laws and regulations of, and often obtain approvals from, national and local authorities in connection with the services that we provide. In particular, we provide a number of services that rely on the use of radio frequencies, and the provision of such services is highly regulated. National authorities generally require that the satellites they authorize be operated in a manner consistent with the regulations and procedures of the ITU, which require the coordination of the operation of satellite systems in certain circumstances, and more generally are intended to avoid the occurrence of harmful interference among different users of the radio spectrum.
     We also produce a variety of communications systems and networking equipment, the design, manufacture, and marketing of which are subject to the laws and regulations of the jurisdictions in which we sell such equipment. We are subject to export control laws and regulations, and trade and economic sanctions laws and regulations, with respect to the export of such systems and equipment. As a government contractor, we are subject to United States procurement laws and regulations. We also participate in joint ventures that may be subject to foreign regulation.
Radio Frequency Regulation
     The commercial use of radio frequencies in the United States is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (Communications Act). The FCC is responsible for licensing the operation of satellite earth stations and spacecraft, and for regulating the technical and other aspects of the operation of these facilities.
     Earth Stations. The Communications Act requires a license for the operation of satellite earth station facilities in the United States. We currently hold licenses authorizing us to operate various earth stations within the United States, including but not limited to user terminals, “gateway” facilities and network hubs. These licenses typically are granted for 10 to 15 year terms, and renewed in the ordinary course. Material changes in these operations would require prior approval by the FCC. The operation of our earth stations is subject to various license conditions, as well as the technical and operational requirements of the FCC’s rules and regulations.
     Space Stations. In the United States, the FCC authorizes the launch and operation of commercial spacecraft, and also authorizes non-U.S.-licensed spacecraft to be used to serve the United States. The FCC has authorized the use of the Anik F2, WildBlue-1 and ViaSat-1 spacecraft to serve the United States. The use of these spacecraft in our business is subject to various conditions in the underlying authorizations, as well as the technical and operational requirements of the FCC’s rules and regulations. For example, in granting such authorization with respect to ViaSat-1, which is not yet operational, the FCC imposed specific implementation milestones that we must satisfy in order to maintain that authorization. Specifically, the authorization requires that we: (1) enter into a binding non-contingent contract to construct the licensed satellite system by August 18, 2010, (2) complete critical design review by August 18, 2011, (3) begin construction by August 18, 2012, and (4) launch and operate by August 18, 2014. We believe that we have satisfied the first three of these milestones, and plan to satisfy the fourth of these milestones in 2011, well in advance of the deadline.

     Universal Service. Certain of our services may constitute the provision of telecommunications to, from or within the United States, and may require us to contribute a percentage of our revenues from such services to universal service support mechanisms that subsidize the provision of services to low-income consumers, high-cost areas, schools, libraries and rural health care providers. This percentage is set each calendar quarter by the FCC, and currently is 14.1%. Current FCC rules permit us to pass this universal service contribution through to our customers. The FCC also is considering whether and how to alter the regulatory framework governing federal universal service support mechanisms. Some proposals being considered would expand the contribution base for the universal service and similar programs to include revenues from the provision of broadband internet access services such as our WildBlue service. The adoption of such proposals would expand significantly the percentage of our revenues subject to such assessments, and could have a material adverse impact on our business.
     CALEA. We are obligated to comply with the requirements of the Federal Communications Assistance for Law Enforcement Act (CALEA), which requires telecommunications providers and broadband internet access providers to ensure that law enforcement agencies are able to conduct lawfully-authorized surveillance of users of their services.
     Net Neutrality. In October 2009, the FCC proposed and sought public comment on rules intended to preserve the openness of the internet, a concept generally referred to as “net neutrality.” The proposed rules would, among other things, prohibit facilities-based broadband internet access service providers from preventing end-user customers from accessing lawful content or running applications of their choice over the internet, and from connecting and using devices that do not harm the network; they also would require facilities-based broadband internet access service providers to treat lawful content, applications, and services in a nondiscriminatory manner, and to make certain disclosures concerning their practices as they relate to the openness of their networks. However, the FCC’s proposal would permit us to employ reasonable techniques to manage traffic on our network. In addition, the FCC’s proposal would exempt from these rules (1) services provided to national or homeland security authorities, and (2) certain “managed” or specialized services provided to enterprise customers. Many of our services could fall within these categories of exempt services, and we do not believe that these rules as proposed would likely have a material impact on our operations. If the FCC were to adopt different rules, though, or construe narrowly or eliminate its proposed exemptions, the impact of any final rules on our operations could be different.
Foreign Licensing
     The spacecraft we use or are planning to use are subject to the regulatory authority of, and conditions imposed by, foreign governments. Anik F2 and WildBlue-1 operate under authority granted by the government of Canada. ViaSat-1 operates under authority granted by the governments of the Isle of Man and the United Kingdom. The use of these spacecraft in our business is subject to various conditions in their underlying authorizations, as well as the technical and operational requirements of the rules and regulations of those jurisdictions.
Equipment Design, Manufacture, and Marketing
     We must comply with the applicable laws and regulations and, where required, obtain the approval of the regulatory authority of each country in which we design, manufacture, or market our communications systems and networking equipment. Applicable laws and regulatory requirements vary from country to country, and jurisdiction to jurisdiction. The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for these products, generally following extensive investigation and deliberation over competing technologies. The delays inherent in this government approval process have in the past caused and may in the future cause the cancellation, postponement or rescheduling of the installation of communication systems by our customers, which in turn may have a material adverse impact on the sale of our products to the customers.
     Equipment Testing and Verification. In the United States, certain equipment that we manufacture must comply with applicable technical requirements intended to minimize radio interference to other communications services and ensure product safety. In the United States, the FCC is responsible for ensuring that communications devices comply with technical requirements for minimizing radio interference and human exposure to radio emissions. The FCC requires that equipment be tested either by the manufacturer or by a private testing organization to ensure compliance with the applicable technical requirements. For other classes of device, the FCC requires submission of an application, which must be approved by the FCC, or in some instances may be approved by a private testing organization.

     Export Controls. Due to the nature and sophistication of our communications products, we must comply with applicable U.S. government and other agency regulations regarding the handling and export of certain of our products. This often requires extra or special handling of these products and could increase our costs. Failure to comply with these regulations could result in substantial harm to the company, including fines, penalties and the forfeiture of future rights to sell or export these products.
Other Regulations
     As a defense contractor, our contract costs are audited and reviewed by the DCAA. Audits and investigations are conducted from time to time to determine if the performance and administration of our U.S. government contracts are in compliance with applicable contractual requirements and procurement regulations and other applicable federal statutes and regulations. Under current U.S. government procurement regulations, a contractor, if indicted or deemed in violation of procurement or other federal civil laws, could be subject to fines, penalties, repayments or other damages. U.S. government regulations also provide that certain findings against a contractor may lead to suspension or debarment from eligibility for awards of new U.S. government contracts.
     We are also subject to a variety of local, state and federal government regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. The failure to comply with current or future regulations could result in the imposition of substantial fines on us, suspension of production, alteration of our manufacturing processes or cessation of operations. To date, these regulations have not had a material effect on our business, as we have neither incurred significant costs to maintain compliance nor to remedy past noncompliance, and we do not expect such regulations to have a material effect on our business in the current fiscal year.
Employees
     As of January 1, 2010, we employed approximately 2,000 individuals worldwide. We consider the relationships with our employees to be positive. Competition for technical personnel in our industry is intense. We believe our future success depends in part on our continued ability to hire, assimilate and retain qualified personnel. To date, we believe we have been successful in recruiting qualified employees, but there is no assurance we will continue to be successful in the future.
Properties
     Our worldwide headquarters are located at our Carlsbad, California campus, consisting of approximately 425,000 square feet, under leases expiring between fiscal year 2017 and fiscal year 2019. In addition to our Carlsbad campus, we have facilities consisting of (1) approximately 20,000 square feet in San Diego, California under a lease expiring in 2015, (2) approximately 63,000 square feet in Denver, Colorado under a lease expiring in 2011, (3) approximately 146,000 square feet in Duluth, Georgia under a lease expiring in 2016, (4) approximately 48,000 square feet in Germantown, Maryland with a lease expiring in 2011, (5) approximately 44,000 square feet in Gilbert, Arizona under a lease expiring in 2014 and (6) approximately 34,000 square feet in Cleveland, Ohio under a lease expiring in 2016. We also maintain offices or a sales presence in Arlington (Virginia), Boston (Massachusetts), Denver (Colorado), Linthicum Heights (Maryland), Tampa (Florida), Australia, Canada, China, India, Italy, Spain and Switzerland, and operate seven gateway ground stations supporting our WildBlue service across the United States and Canada. Although we believe that our existing facilities are suitable and adequate for our present purposes, we anticipate operating additional regional sales offices in fiscal year 2010 and beyond. Each of our segments uses each of these facilities.
Legal Proceedings
     From time to time, we are involved in a variety of claims, suits, investigations and proceedings arising in the ordinary course of business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims, tax and other matters. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, financial condition, results of operations or liquidity. Regardless of the outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors. In addition, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially and adversely affect our business, financial condition, results of operations or liquidity in a particular period.

SELLING STOCKHOLDERS
     WildBlue Acquisition. Under the terms of an agreement and plan of merger dated as of September 30, 2009, we acquired all of the outstanding capital stock of WildBlue. WildBlue is now our wholly owned subsidiary. As part of the aggregate purchase price, we issued to WildBlue’s equity and debt holders an aggregate of 4,286,250 shares of our common stock, certain of which are subject to lock-up agreements restricting their transfer. We also agreed to register for resale the shares of our common stock offered by the selling stockholders in this prospectus.
     The following table sets forth information with respect to the shares beneficially owned by the selling stockholders as of January 25, 2010. The information regarding shares owned after the offering assumes the sale of all shares offered by the selling stockholders. Other than: (1) as described above, in the footnotes to the table below, in our Current Report on Form 8-K and the exhibits thereto filed with the SEC on December 18, 2009, or in our Current Report on Form 8-K/A and the exhibits thereto filed with the SEC on January 7, 2010, or (2) in their capacity as a lender to WildBlue and its subsidiaries and/or as a stockholder of WildBlue, in each case prior to our acquisition of WildBlue, none of the selling stockholders has held a position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock.

	Number of
	Shares		Shares Beneficially Owned
	Beneficially		After Offering
Name of	Owned Prior to	Number of Shares
Selling Stockholder	the Offering	Being Offered	Number	Percentage
Liberty Satellite, LLC(1)	1,837,182	1,837,182	—	*
Intelsat USA Sales Corp.(2)	646,780	646,780	—	*
National Rural Telecommunications Cooperative(3)	449,256	449,256	—	*
Special Value Opportunities Fund, LLC(4)	317,977	317,977	—	*
Tennenbaum Opportunities Partners V, LP(4)	198,923	198,923	—	*
KPCB Holdings Inc., as nominee(5)	179,967	179,967	—	*
Special Value Continuation Partners, LP(4)	177,476	177,476	—	*
Special Value Expansion Fund, LLC(4)	134,144	134,144	—	*
CanPartners Investments IV, LLC	54,437	54,437	—	*
New York Life Investment Management Mezzanine Partners, LP(6)	25,881	25,881	—	*
NYLIM Mezzanine Partners Parallel Fund, LP(6)	11,944	11,944	—	*
Karen Luly	400	400	—	*
YAS Broadband Ventures LLC	152	152	—	*

*	Less than 1.0%

(1)	Prior to our acquisition of WildBlue, Liberty Satellite, LLC had the right to designate two persons as directors of WildBlue and an employee of Liberty Media Corporation, an affiliate of Liberty Satellite, LLC, served as chairman of the board of directors of WildBlue. The agreement and plan of merger dated September 30, 2009 provides that, in the event we issued shares of our common stock in connection with the merger representing at least 10% of our issued and outstanding shares of common stock, we would take all necessary and appropriate actions to cause an individual designated by the selling stockholders and reasonably acceptable to our board of directors to be nominated and appointed to our board of directors immediately following the closing of the merger and would take all necessary and appropriate actions to cause such designee to be nominated to our board of directors at the next annual meeting of our stockholders convened to elect directors of the class in which such designee then serves. By agreement among the selling stockholders, such director nominee would be designated by Liberty Media Corporation. In addition, during the past three years, Liberty Media Corporation and its affiliates were parties to the following transactions with WildBlue: (a) Liberty Media Corporation acted as an arranger of both of WildBlue’s senior secured credit facilities (for which it received no compensation other than certain warrants to acquire WildBlue common stock issued upon the first borrowing under WildBlue’s second senior secured credit facility) and was a participant in those credit facilities; and (b) certain affiliates of Liberty Media Corporation were parties to the recapitalization transaction effective July 22, 2008 (Recapitalization Transaction) pursuant to which WildBlue was formed, and acquired through a stock exchange 100% of the outstanding shares of common and preferred stock of WildBlue Communications, Inc., a wholly owned subsidiary of WildBlue.

(2)	On January 4, 2010, we repurchased 251,731 of the shares of common stock issued to Intelsat USA Sales Corp. in connection with the settlement of a contractual dispute. From time to time, we have entered into agreements with Intelsat USA Sales Corp. and it affiliates in the ordinary course of business, including, but not limited to, agreements relating to the provision of equipment and services as a customer or supplier, the provision of host station services, and the grant of rights regarding orbital locations. Prior to our acquisition of WildBlue, Intelsat USA Sales Corp. had the right to designate two persons as directors of WildBlue. In addition, Intelsat USA Sales Corp. was a party to the Recapitalization Transaction.

(3)	From time to time, we have entered into distribution and other agreements with the National Rural Telecommunications Cooperative, including, but not limited to, agreements relating to the provision of equipment and services as a customer, vendor or supplier, and the distribution of the WildBlue service in the United States. Prior to our acquisition of WildBlue, National Rural Telecommunications Cooperative had the right to designate one person as a director of WildBlue. In addition, during the past three years, National Rural Telecommunications Cooperative was a party to the following transactions with WildBlue: (a) National Rural Telecommunications Cooperative was a participant in WildBlue’s initial senior secured credit facility; and (b) National Rural Telecommunications Cooperative was a party to the Recapitalization Transaction.

(4)	Tennenbaum Capital Partners, LLC is the investment manager of each of these selling stockholders, and may be deemed to be the beneficial owner of the shares of common stock held by such selling stockholders. Tennenbaum Capital Partners, LLC, however, disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein. Prior to our acquisition of WildBlue, Tennenbaum Capital Partners, LLC had the right to designate one person as a director of WildBlue. In addition, during the past three years, certain affiliates of Tennenbaum Capital Partners, LLC were parties to the following transactions with WildBlue: (a) certain affiliates of Tennenbaum Capital Partners, LLC were participants in each of WildBlue’s senior secured credit facilities; and (b) certain affiliates of Tennenbaum Capital Partners, LLC were parties to the Recapitalization Transaction.

(5)	KPCB Holdings Inc. holds these shares as nominee on behalf of Kleiner Perkins Caufield & Byers IX-A, L.P., Kleiner Perkins Caufield & Byers IX-B, L.P., Brook H. Byers, Kevin R. Compton, Trustee, Compton Family Trust DTD 4/19/96, James A. Davidson, Trustee, The Davidson Living Trust Under Agreement DTD 1/22/96, L. John Doerr as Trustee of the Vallejo Ventures Trust, Pamela K. Hagenah, William R. Hearst III, Glenn H. Hutchins VKG Associates, Joseph S. Lacob as Trustee of the Joseph S. Lacob Revocable Trust created UTA Dated 7/19/07, Laurie K. Lacob as Trustee of the Laurie K. Lacob Revocable Trust UTA Dated 8/31/07, Douglas J. Mackenzie Roger B. McNamee & Ann K. McNamee, as Trustees of the McNamee Trust U/T/A/D 3/27/96, John A. Powell, TTEE, John A. Powell Revocable Trust DTD 10/14/04, Paula Robichaud Revocable Trust, David Roux, Trustee, The David & Barbara Roux Trust Dated 8/11/99, Ted E. & Linda S. Schlein, TTEES, Schlein Family Trust DTD 4/20/099, Russell L. Siegelman, and The David & Lisa Whorton Trust, David G. Whorton, Trustee which may have shared voting or investment power over the shares of common stock held by KPCB Holdings Inc. Prior to our acquisition of WildBlue, KPCB Holdings Inc., as nominee, had the right to designate one person as a director of WildBlue.

(6)	NYLIM Mezzanine Partners GenPar LP is the general partner of New York Life Investment Management Mezzanine Partners, LP (NYLIM Mezzanine) and NYLIM Mezzanine Partners Parallel Fund, LP (NYLIM Mezzanine Parallel), and NYLIM Mezzanine Partners GenPar GP, LLC is the general partner of NYLIM Mezzanine Partners GenPar LP, and therefore both entities may be deemed to be the beneficial owner of the shares of common stock held by NYLIM Mezzanine and NYLIM Mezzanine Parallel. NYLCAP Manager LLC is the investment manager of each of NYLIM Mezzanine and NYLIM Mezzanine Parallel, and may be deemed to be the beneficial owner of the shares of common stock held by such selling stockholders.
     The selling stockholders listed in the above table may have sold or transferred, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of their shares since the date as of which the information is presented in the above table. Information concerning the selling stockholders may change from time to time and any such changed information will be set forth in supplements to this prospectus or amendments to the registration statement of which this prospectus is a part if and when necessary.

PLAN OF DISTRIBUTION
          The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors—in—interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
          The selling stockholders may use any one or more of the following methods when disposing of shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
          The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell all or any of the shares we are registering. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.
          In connection with the sale of our shares, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
          The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. We are required to pay certain fees and expenses incurred by us incident to the registration of the shares.

          Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the respective selling stockholders. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.
          The selling stockholders, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. There is no underwriter acting in connection with the proposed sale of the resale shares by the selling stockholders; however, a selling stockholder may enter into agreements, understandings, or arrangements with an underwriter or broker-dealer regarding the sale of their shares in the future.
          The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of any of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus as it may be supplemented from time to time, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
          To the extent required, the shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
          In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
          The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
          Pursuant to the registration rights agreement we entered into in connection with the transactions contemplated by the agreement and plan of merger dated September 30, 2009, we agreed with the selling stockholders to keep the registration statement of which this prospectus is a part effective until the earlier of (1) the date on which the shares registered on this registration statement have been sold pursuant to this registration statement or pursuant to Rule 144 under the Securities Act, and (2) the two-year anniversary of the effective date of this registration statement, subject to extension under certain circumstances. We will bear all fees and expenses incurred in connection with the filing of the registration statement of which this prospectus is a part. In addition, we have agreed to indemnify the selling stockholders and certain related persons against certain losses caused by any untrue statement or alleged untrue statement of a material fact contained in the registration statement of which this prospectus is a part or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or by any violation by us of the Securities Act or state securities laws or rules thereunder relating to any action or inaction by us in connection with such registration. In addition we entered into lock-up agreements with certain selling stockholders. Subject to certain exceptions, such lock-up agreements prohibit transfers of shares of common stock issued in connection with the transactions contemplated by the agreement and plan of merger for a period of 60 days following the closing of the merger on December 15, 2009, and thereafter limit transfers of such shares, other than approved block sales, to an aggregate of 100,000 shares per day and 1,250,000 shares during any 30-day period, until early November 2010.

DESCRIPTION OF CAPITAL STOCK
General
     This prospectus describes the general terms of our capital stock. For a more detailed description of these securities, you should read the applicable provisions of Delaware law and our certificate of incorporation and bylaws.
     Under our certificate of incorporation, the total number of shares of all classes of stock that we have authority to issue is 105,000,000, consisting of 5,000,000 shares of preferred stock, par value $0.0001 per share, and 100,000,000 shares of common stock, par value $0.0001 per share.
Common Stock
     As of January 25, 2010, we had 36,314,406 shares of common stock outstanding. The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders. The holders of our common stock do not have cumulative voting rights, which mean that holders of more than one-half of the shares voting for the election of directors can elect all of the directors then being elected. Subject to the preferences of any of our outstanding preferred stock, the holders of our common stock are entitled to a proportional distribution of any dividends that may be declared by the board of directors. In the event of our liquidation or dissolution, the holders of our common stock are entitled to share equally in all assets remaining after payment of liabilities and any payments due to holders of any outstanding shares of our preferred stock. The outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any of our outstanding preferred stock.
Preferred Stock
     We currently have no outstanding shares of preferred stock. Under our certificate of incorporation, our board of directors is authorized to issue shares of our preferred stock from time to time, in one or more classes or series, without stockholder approval. Prior to the issuance of shares of each series, the board of directors is required by the General Corporation Law of the State of Delaware, known as the DGCL, and our certificate of incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including the following:
•	the number of shares constituting each class or series;

•	voting rights;

•	rights and terms of redemption, including sinking fund provisions;

•	dividend rights and rates;

•	dissolution;

•	terms concerning the distribution of assets;

•	conversion or exchange terms;

•	redemption prices; and

•	liquidation preferences.

Anti-Takeover Provisions
     As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the DGCL, which restricts our ability to enter into business combinations with an interested stockholder or a stockholder owning 15% or more of our outstanding voting stock, or that stockholder’s affiliates or associates, for a period of three years. These restrictions do not apply if:
•	prior to becoming an interested stockholder, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to exceptions; or

•	on or after the date a stockholder becomes an interested stockholder, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
     Some provisions of our certificate of incorporation and bylaws could also have anti-takeover effects. These provisions:
•	permit the board of directors to increase its own size and fill the resulting vacancies;

•	provide for a board comprised of three classes of directors with each class serving a staggered three-year term;

•	authorize the issuance of preferred stock in one or more series; and

•	prohibit stockholder action by written consent.
     These provisions are intended to enhance the likelihood of continuity and stability in the composition of the policies formulated by the board of directors. In addition, these provisions are intended to ensure that the board of directors will have sufficient time to act in what it believes to be in the best interests of us and our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a takeover of us that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. The provisions are also intended to discourage some tactics that may be used in proxy fights.
Classified Board of Directors
     The certificate of incorporation provides for the board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. The classified board provision will help to assure the continuity and stability of the board of directors and our business strategies and policies as determined by the board of directors. The classified board provision could have the effect of discouraging a third party from making a tender offer or attempting to obtain control of us. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

No Stockholder Action by Written Consent; Special Meetings
     The certificate of incorporation provides that stockholder action can only be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting.
     The certificate of incorporation also provides that special meetings of stockholders may be called only by the board of directors, its chairman, our president or secretary. Stockholders are not permitted to call a special meeting of stockholders or to require that the board of directors call a special meeting.
Number of Directors; Removal; Filling Vacancies
     The certificate of incorporation provides that the board of directors will consist of between four and eleven members, the exact number to be fixed by resolution adopted by affirmative vote of a majority of the board of directors. The board of directors currently consists of seven directors. Further, the certificate of incorporation authorizes the board of directors to fill newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board of directors by permitting the board of directors to enlarge the size of the board and fill the new directorships with its own nominees. A director so elected by the board of directors holds office until the next election of the class for which the director has been chosen and until his or her successor is elected and qualified. The certificate of incorporation also provides that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the total voting power of all outstanding securities. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the board of directors by filling the vacancies created by the removal with its own nominees.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is Computershare Investor Services LLC.
LEGAL MATTERS
     Latham & Watkins LLP, San Diego, California, will pass upon the validity of the securities being offered by this prospectus.
EXPERTS
     The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over financial reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of ViaSat, Inc. for the year ended April 3, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The consolidated financial statements of WildBlue Holding, Inc. as of December 31, 2007 and 2008, and for each of the years in the three-year period ended December 31, 2008, have been incorporated by reference herein and in the registration statement, in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

     The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. Any information that we reference this way is considered part of this prospectus. The information in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.
     We incorporate by reference the following documents we have filed, or may file, with the SEC:
•	Our Annual Report on Form 10-K for the fiscal year ended April 3, 2009 filed with the SEC on May 28, 2009;

•	Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended April 3, 2009 filed with the SEC on July 31, 2009;

•	Our Quarterly Reports on Form 10-Q filed with the SEC on August 12, 2009 and November 10, 2009;

•	Our Current Reports on Form 8-K filed with the SEC on July 2, 2009, October 2, 2009, October 5, 2009, October 9, 2009, October 13, 2009, October 20, 2009, October 22, 2009 and December 18, 2009;

•	Our Current Reports on Form 8-K/A filed with the SEC on January 7, 2010 and January 27, 2010;

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on November 20, 1996; and

•	All documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.
     To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus.
     You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:
ViaSat, Inc.
6155 El Camino Real
Carlsbad, California 92009
(760) 476-2200
Attention: Investor Relations

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     Our estimated expenses in connection with the distribution of the securities being registered are as set forth in the table below. ViaSat will pay all expenses identified below.

SEC Registration Fee	$8,051.64
Printing and Mailing Costs	$2,000.00	*
Legal Fees and Expenses	$25,000.00	*
Accounting Fees and Expenses	$10,000.00	*
Miscellaneous	$4,948.36	*
Total	$50,000.00	*

*	Estimated
Item 15. Indemnification of Directors and Officers
     Our officers and directors are covered by certain provisions of the DGCL, our certificate of incorporation, our bylaws and insurance policies that serve to limit and, in certain instances, to indemnify them against certain liabilities that they may incur in such capacities. These various provisions are described below.
     In June 1986, Delaware enacted legislation that authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. This duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all significant information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting negligence or gross negligence in the exercise of their duty of care. Although the statute does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to ViaSat or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by such legislation. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as director, except for liability: (1) for any breach of the director’s duty of loyalty to ViaSat or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful share repurchases or redemptions as provided in Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit.
     As a Delaware corporation, ViaSat has the power, under specified circumstances generally requiring the director or officer to act in good faith and in a manner he reasonably believes to be in or not opposed to ViaSat’s best interests, to indemnify its directors and officers in connection with actions, suits or proceedings brought against them by a third party or in the name of ViaSat, by reason of the fact that they were or are such directors or officers, against expenses, judgments, fines and amounts paid in settlement in connection with any such action, suit or proceeding. The bylaws generally provide for mandatory indemnification of ViaSat’s directors and officers to the full extent provided by Delaware corporate law. In addition, ViaSat has entered into indemnification agreements with its directors and officers that generally provide for mandatory indemnification under circumstances for which indemnification would otherwise be discretionary under Delaware law.
     ViaSat maintains insurance on behalf of any person who is or was a director or officer of ViaSat, or is or was a director or officer of ViaSat serving at the request of ViaSat as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not ViaSat would have the power or obligation to indemnify him against such liability under the provisions of the bylaws.

Item 16. Exhibits
     A list of exhibits filed with this registration statement is set forth on the Exhibit Index and is incorporated herein by reference.
Item 17. Undertakings
     (a) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;
provided, however, that subparagraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, ViaSat, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on January 27, 2010.

ViaSat, Inc.
By:	/s/ Mark D. Dankberg
Mark D. Dankberg
Chairman and Chief Executive Officer

POWER OF ATTORNEY
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below authorizes Mark D. Dankberg and Ronald G. Wangerin, and either of them, with full power of substitution and resubstitution, his true and lawful attorneys-in-fact, for him in any and all capacities, to sign any amendments (including post-effective amendments or supplements) to this registration statement and to file the same, with exhibits thereto, and other documents in connection therewith, with the SEC.

Signature	Title	Date
	Chairman of the Board and	January 27, 2010
/s/ Mark D. Dankberg	Chief Executive Officer

Mark D. Dankberg	(Principal Executive Officer)

/s/ Ronald G. Wangerin	Vice President and Chief Financial Officer	January 27, 2010

Ronald G. Wangerin	(Principal Financial and Accounting Officer)

/s/ Robert W. Johnson
Robert W. Johnson	Director	January 27, 2010

/s/ B. Allen Lay
B. Allen Lay	Director	January 27, 2010

/s/ Jeffrey M. Nash
Jeffrey M. Nash	Director	January 27, 2010

/s/ John P. Stenbit
John P. Stenbit	Director	January 27, 2010

/s/ Michael B. Targoff
Michael B. Targoff	Director	January 27, 2010

/s/ Harvey P. White
Harvey P. White	Director	January 27, 2010

EXHIBIT INDEX

		Incorporated by Reference
							Filed or
Exhibit							Furnished
Number	Exhibit Description	Form	File No.	Exhibit		Filing Date	Herewith

3.1	Second Amended and Restated Certificate of Incorporation of ViaSat, Inc.	10-Q	000-21767	3.1		11/14/2000

3.2	First Amended and Restated Bylaws of ViaSat, Inc.	S-3	333-116468	3.2		06/14/2004

4.1	Form of Common Stock Certificate.	S-1/A	333-13183	4.1		11/05/1996

4.2	Registration Rights Agreement, dated as of December 15, 2009, among ViaSat, Inc. and the selling stockholders.	8-K	000-21767	10.1		12/18/2009

4.3	Lock-up Agreement entered into with certain selling stockholders.	SC 13D	005-49903	7	(c)	01/11/2010

5.1	Opinion of Latham & Watkins LLP						X

23.1	Consent of Latham & Watkins LLP (reference is made to Exhibit 5.1)						X

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm						X

23.3	Consent of KPMG LLP, independent auditors						X

24.1	Powers of Attorney (contained on the signature page of this registration statement)						X